UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C
UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Ascent AeroSystems Inc.

Legal Status of Issuer:

Form:

Corporation

Jurisdiction of Incorporation/Organization:

Delaware

Date of Organization:

January 12, 2015

Physical Address of Issuer:

100 Research Drive, Wilmington, Massachusetts 01887

Website of Issuer:

https://www.ascentaerosystems.com

Is there a co-issuer? ___ ***yes*** _X_ ***no.***

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Name of qualified third party "Escrow Agent" which the Offering will utilize:

Prime Trust, LLC

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the offering.

Type of Security Offered:

Crowd SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:

25,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$25,000

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from Target Offering Amount):

$1,070,000

Deadline to reach the Target Offering Amount:

August 31, 2021

If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

The Company currently has 11 full-time employees and one part-time employee.

	Most recent fiscal year-end (2020)	Prior fiscal year-end (2019)
Total Assets	$4,066,724	$ 4,425,947
Cash & Cash Equivalents	$838,105	$980,838
Accounts Receivable	$46,567	$120
Short-term Debt*	$130,443	$63,667
Long-term Debt**	$220,120	$0
Revenues/Sales	$2,453,915	$1,826,339
Cost of Goods Sold	$729,526	$129,846
Taxes Paid	N/A***	$0
Net Income	$(192,833)	$491,675

* Consists of the current portion of indebtedness, accrued expense and accounts payable.
** Consists of long-term portion of loans.
*** The Company intends to file its income tax returns for the period ended December 31, 2020 by the due date set by the Internal Revenue Service.

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

March 26, 2021

Ascent AeroSystems Inc.



Up to $1,070,000 of Crowd SAFE (Simple Agreement for Future Equity)

Ascent AeroSystems Inc. ("**Ascent AeroSystems**", the "**Company**," "**we**," "**us**", or "**our**"), is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,070,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by August 31, 2021 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "*The Offering and the Securities—The Securities*". In order to purchase the Securities, you must complete the purchase process through our intermediary, OpenDeal Portal LLC dba Republic (the "**Intermediary**"). All committed funds will be held in escrow with Prime Trust, LLC (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation Crowdfunding ("**Regulation CF**") promulgated under the Securities Act of 1933, as amended (the "**Securities Act**"), using the cancellation mechanism provided by the Intermediary.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions[1] [2]	Net Proceeds
Minimum Individual Purchase Amount[3]	$100	$6.00	$94.00
Target Offering Amount	$25,000	$1,500	$23,500
Maximum Offering Amount	$1,070,000	$64,200	$1,005,800

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2)   In addition to the six percent (6%) fee shown here, the Intermediary will also receive a securities commission equal to two percent (2%) of the Securities sold in this Offering.

(3)   The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts to Investors participating in such programs without notice.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*" BEGINNING ON PAGE 2.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

PRIME TRUST LLC, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**") (15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the U.S. Securities and Exchange Commission (the "**SEC**") and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://www.ascentaerosystems.com.

The Company must continue to comply with the ongoing reporting requirements until one of the following occurs:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed, since its most recent sale of securities pursuant to Regulation CF, at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(3) the Company has filed, since its most recent sale of securities pursuant to Regulation CF, the annual reports required pursuant to Regulation CF for at least the three most recent years and has total assets that do not exceed $10,000,000;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirements of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.republic.co/ascent-aerosystems

The date of this Form C is March 26, 2021.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than the Intermediary has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Ascent AeroSystems Inc. designs drones for defense, public safety and industrial operators. It is a corporation under the laws of the State of Delaware. The Company was initially formed in the State of Connecticut as a limited liability company on January 12, 2015. It converted into a Delaware corporation and changed its name from Ascent AeroSystems LLC to Ascent AeroSystems Inc. on May 31, 2016.

The Company is located at 100 Research Drive, Wilmington, Massachusetts 01887.

The Company's website is https://www.ascentaerosystems.com.

The Company conducts business in Massachusetts and sells products and services throughout the United States and internationally.

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.co/ascent-aerosystems and is attached as <u>Exhibit B</u> to this Form C.

The Offering

Minimum Amount of the Securities Offered	25,000
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	25,000*
Maximum Amount of the Securities Offered	1,070,000
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	1,070,000*
Price Per Security	$1.00
Minimum Individual Purchase Amount	$100
Offering Deadline	August 31, 2021
Use of Proceeds	See the description of the use of proceeds on page 17 hereof.
Voting Rights	See the description of the voting rights on page 29.

*The total number of the Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

+ The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts to Investors participating in such programs without notice.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Our financial statements include a going concern note.

Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from investors and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.

Our revenue has been highly concentrated.

In 2019 and 2020, we derived the majority of our revenue from a single customer, and a significant portion of our current business plan relies on orders placed by this customer for our products and services. If this customer became unable or unwilling to pay us for existing orders, or if we were to default on our obligations to deliver products and services to this customer, it may have a material adverse effect on our business. We cannot assure you that we would be able to replace the revenue generated from this customer.

If our drones fail to perform as expected, we may have to recall our products and our ability to develop, market and sell our drones could be harmed.

Our drones and related accessories may contain defects in design and manufacture that may cause them not to perform as expected or that may require repair. While we perform extensive internal testing, we will have a limited frame of reference by which to evaluate the performance of our drones. There can be no assurances that we will not be required to recall products in the future. There can be no assurance that we will be able to detect and fix any defects in the drones prior to their sale to consumers. In the future, we may at various times, voluntarily or involuntarily, initiate a recall if any of our drones or their components prove to be defective. In addition, our drones may not perform consistent with customers' expectations or consistent with other drones currently available. Any product defects or any other failure of our drones to perform as expected could harm our reputation and result in adverse publicity, lost revenue, delivery delays, product recalls, product liability claims, harm to our brand and reputation, and significant warranty and other expenses, and could have a material adverse impact on our business, financial condition, operating results and prospects.

We may face technological and design challenges.

We may discover that the optimal retail price points for our drones are below where we can sustainably price our current low-cost architecture, which could necessitate the development of new product architecture that could take years to go from concept to product. It is possible that during our development of a future product, one or more issues may arise that could cause us to abandon it. This could happen at any point in the development cycle and could result in a significant delay in achieving the lower-priced product line. If we need to develop a completely new product line, that could create significant delays and adversely impact the value of your investment. Further, we may encounter unforeseen technical challenges as we move from a prototype to a commercial product.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components, services and raw materials for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire items or raw materials, do not provide components or raw materials that meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as supply shortages or financial problems that limit their ability to conduct their operations.

The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component or raw material. Our products may utilize custom components available from only one source. Continued availability of such components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components or raw materials for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products or raw materials to us adversely affecting our business and results of operations. Moreover, if any of our suppliers become financially unstable, or otherwise unable or unwilling to provide us with raw materials or components, then we may have to find new suppliers. It may take several months to locate alternative suppliers, if required, or to redesign our products to accommodate components from different suppliers. We may experience significant delays in manufacturing and shipping our products to customers and incur additional development, manufacturing and other costs to establish alternative sources of supply if we lose any of these sources or are required to redesign our products. We cannot predict if we will be able to obtain replacement components within the time frames that we require at an affordable cost, if at all.

Manufacturing and selling our products internationally may cause problems and present risks.

Certain components of our drones are manufactured internationally. There are many risks associated with international business. These risks include, but are not limited to, language barriers, fluctuations in currency exchange rates, political and economic instability, regulatory compliance difficulties, problems enforcing agreements, and greater exposure of our intellectual property to markets where a high probability of unlawful misappropriation may occur. Failure to successfully mitigate any of these potential risks could damage our business. In addition, there is currently a risk that the COVID-19 outbreak may disrupt the supply of parts. We intend to mitigate this risk through inventory and supply chain management practices.

In addition, we are required to comply with all applicable domestic and foreign export control laws, which may include the International Traffic in Arms Regulations and the Export Administration Regulations. In addition, we may be subject to the Foreign Corrupt Practices Act and international counterparts that generally bar bribes or unreasonable gifts for foreign governments and officials. Violation of any of these laws or regulations could result in significant sanctions, which could reduce our future revenue and net income.

If we are unable to adequately control the costs associated with operating our business, including our costs of manufacturing, marketing and sales, our business, financial condition, operating results and prospects will suffer.

If we are unable to maintain a sufficiently low level of costs for designing, manufacturing, marketing, selling and distributing our drones relative to their selling prices, our operating results, gross margins, business and prospects could be materially and adversely impacted. We have made, and will be required to continue to make, significant investments in the design, manufacture, marketing and sale of our drones. There can be no assurances that our costs of producing and delivering our drones will be less than the revenue we generate from sales.

We will incur significant costs related to contracting for the manufacture of our drones, procuring the materials required to manufacture our drones, assembling drones and compensating our personnel and consultants. Many of the factors that impact our operating costs are beyond our control. For example, the costs of our raw materials and components could increase due to shortages if global demand for these materials and components increases. In addition, we may experience increases in the cost of materials or a sustained interruption in the supply, or a shortage, of materials. Any such cost increase or supply interruption could materially negatively impact our business, prospects, financial condition and operating results. If we are unable to keep our operating costs aligned with the level of revenues we generate, our operating results, business and prospects will be harmed.

We rely on various intellectual property rights in order to operate our business, which could be unenforceable or ineffective.

One of our most valuable assets is our intellectual property. We have one patent issued in the United States and intend to continue to pursue related applications in other jurisdictions. However, such patents may never be issued or certain claims may be rejected or may need to be narrowed, which may limit the protection we are attempting to obtain. In addition, companies, organizations, or individuals, including competitors, may hold or obtain patents, trademarks, or other proprietary rights that would prevent, limit, or interfere with our ability to make, use, develop, sell, or market our drones which would make it more difficult for us to operate our business. These third parties may have applied for, been granted, or obtained patents that relate to intellectual property that competes with our intellectual property or technology. This may require us to develop or obtain alternative technology, or obtain appropriate licenses under these patents, which may not be available on acceptable terms or at all. Such a circumstance may result in us having to significantly increase development efforts and resources to redesign our technology in order to safeguard our competitive edge against competitors. There is a risk that our means of protecting our intellectual property rights may not be adequate, and weaknesses or failures in this area could adversely affect our business or reputation, financial condition, and/or operating results. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. If we are determined to have infringed upon a third party's intellectual property rights, we may be required to cease marketing and selling our drones, pay substantial damages, seek a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms or at all, and/or establish and maintain alternative branding for our business. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

We face significant market competition.

We compete with larger, more established companies who currently have Unmanned Aircraft Systems ("**UAS**") on the market and/or various product development programs. Many of our competitors have more access to capital and marketing/sales channels and human resources than we do. They may succeed in developing and marketing competing products earlier than us, or products that are superior to ours. There can be no assurance that our competitors will not render our technology or product obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

Natural disasters and other events beyond our control could materially adversely affect us.

Natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce and the global economy, and thus could have a strong negative effect on us. Our business operations are subject to interruption by natural disasters, fire, power shortages, pandemics and other events beyond our control. Such events could make it difficult or impossible for us to deliver our services to our customers and could decrease demand for our services. In 2019, a novel strain of coronavirus, COVID-19, was reported and the World Health Organization has since declared the outbreak to constitute a pandemic. The extent of the impact of COVID-19 on our operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, impact on our customers and our sales cycles and industry events, and the effect on our vendors, all of which are uncertain and cannot be predicted.

The ongoing COVID-19 pandemic and any preventative or protective actions that governmental authorities or we may take in response to the pandemic may have a material adverse effect on our business or the business of our customers, suppliers, or distribution channels. In addition, preparing for and responding to the ongoing pandemic could divert management's attention from our key strategic priorities, increase costs as we prioritize the health and safety of our employees, cause us to reduce, delay, alter, or abandon strategic initiatives that may otherwise increase our long-term value, and otherwise disrupt our business operations. Further, the employee-safety measures we have implemented or others we may take in the future could amplify existing risks or introduce new risks that could adversely affect our business. These safety measures may not be successful in preventing the spread of the virus among our employees and we could face litigation or other claims related to unsafe working conditions, inadequate protection of our employees, or other similar or related claims. Any of these claims, even if without merit, could result in costly litigation or further divert management's attention and resources.

At this point, the extent to which COVID-19 may impact our financial condition or results of operations is uncertain. The effect of COVID-19 may not be fully reflected in our results of operations until future periods, if at all. If the COVID-19 outbreak continues to spread, we may need to limit operations or implement limitations.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Currently, our authorized capital stock consists of 10,000,000 shares of common stock, of which 900,000 shares of common stock are issued and outstanding. Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees, and we must attract and retain additional talent.

Our future success depends on the efforts of key personnel and consultants. In particular, we are dependent on Peter Fuchs, our cofounder and President, Chief Executive Officer and Treasurer, Jonathan Meringer, our cofounder and Chief Technology Officer, Nathaniel Meringer our cofounder and Chief Engineer and Gur Kimchi, a key member of our Board of Directors. The Company has or intends to enter into employment agreements with each of them, however there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Peter Fuchs, Jonathan Meringer, Nathaniel Meringer, Gur Kimchi, or any other member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations. As we grow, we will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and our performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely that our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

The Company has potentially significant Common Stock repurchase options upon any departure of a founder.

The Company entered into a shareholder agreement effective as of May 20, 2016 with the holders of all of the issued and outstanding shares of Common Stock as of the date of this Form C and amended the shareholder agreement effective as of March 25, 2021 (as amended, the "**Shareholders Agreement**"). Under the Shareholders Agreement the Company has the option to repurchase the Common Stock of any of the parties to the Shareholders Agreement if any such party dies, becomes disabled or departs from the Company. This repurchase option applies only to the holders of Common Stock who are holding issued and outstanding Common Stock as of the date of the Shareholders Agreement and does not apply to any other holders who first acquire Common Stock after the date of the Shareholders Agreement. The repurchase price for any repurchase under the Shareholders Agreement would be the fair market value of the Common Stock being repurchased, payable in cash, or if the Company does not have sufficient funds available, by promissory note with interest equal to the Bank of America Prime Rate and maturing within 36 months.

If any event triggering such a repurchase option occurs and the Company elects to exercise such option, the Company's business, prospects and cash flow could be materially adversely impacted.

The operation of "UAS" in urban environments may be subject to risks, such as accidental collisions and transmission interference, which may limit demand for our drones in such environments and harm our business and operating results.

Urban environments may present certain challenges to the operators of UAS. UAS may accidentally collide with other aircraft, persons or property, which could result in injury, death or property damage and significantly damage the reputation of and support for UAS in general. As the usage of UAS has increased, the danger of such collisions has increased. In addition, obstructions to effective transmissions in urban environments, such as large buildings, may limit the ability of the operator to utilize the aircraft for its intended purpose. The risks or limitations of operating UAS in urban environments may limit their value in such environments, which may limit demand for our drones and consequently materially harm our business and operating results.

We may become subject to product liability claims, which could harm our financial condition and liquidity if we are not able to successfully defend or insure against such claims.

The risk of product liability claims, product recalls, and associated adverse publicity is inherent in the manufacturing, marketing, and sale of drones. We may become subject to product liability claims, which could harm our business, prospects, operating results and financial condition. We face the risk of exposure to claims in the event our drones do not perform as expected or malfunction resulting in personal injury or death. A successful product liability claim against us could require us to pay a substantial monetary award. In addition, a product liability claim could generate substantial negative publicity about our drones and business and inhibit or prevent commercialization of other future products which may have a material adverse effect on our brand, business, prospects and operating results. Any lawsuit or claim, regardless of its merit, may have a material adverse effect on our reputation, business and financial condition.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

We depend on technology and advanced information systems, which may fail or be subject to cyber security threats, attacks and other disruption.

There are no assurances that our software and website will be uninterrupted or fully secure, or that users will be willing to access, adopt, and use our website and software. Further, our software systems may be the target of malicious attacks seeking to identify and exploit weaknesses in our software. Cyber-attacks may target vendors, customers or other third parties, or the communication infrastructure on which they depend. Despite good faith efforts by us to mitigate the risks associated with cyber-attacks through various security protocols, an attack or a breach of security could result in a loss and theft of private data, violation of applicable privacy and other laws, significant legal and financial exposure, damage to reputation, and a loss of confidence in security measures, any of which could have a materially adverse effect on our business.

The integrity, reliability, and operational performance of our information technology ("**IT**") infrastructure is critical to our operations. We continue to face advanced and persistent attacks on our IT infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. Our IT infrastructure may be damaged or interrupted by increases in usage, human error, unauthorized access, natural hazards or disasters, or similarly disruptive events. Furthermore, our systems may be unable to support a significant increase in traffic or increase in user numbers, whether as a result of organic or inorganic growth of the business. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. While we have taken several measures to safeguard against a failure of our IT infrastructure, and the telecommunications and/or other third-party infrastructure on which such infrastructure relies, such a failure could lead to significant costs and disruptions that could reduce revenue, damage our reputation, and have a materially adverse effect on our operations, financial performance, and prospects.

We have instituted business continuity procedures and security measures to protect against network or IT failure or disruption. However, these procedures and measures may not be effective against all forms of disruptions and may not ensure that we are able to carry on our business. Should these measures and protections fail to operate as intended or at all, they may not prevent a material disruption to our operations, and the consequence of such would likely have a materially adverse effect on our financial performance and prospects.

We do not guarantee that the use of applications and systems designed for system security will effectively counter evolving security risks or address the security concerns of existing and potential users. Any failures in our security measures could have a materially adverse effect on our business, financial condition, and results of operations. In addition, our controls may not be effective in detecting or preventing any intrusion or other security breaches, or safeguarding against sabotage, hackers, viruses, and other forms of cybercrime. Any failure in these protections could harm our reputation and have a materially adverse effect on our operations, financial performance, and prospects.

Security breaches of confidential customer information or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of confidential information, including Controlled Unclassified Information ("**CUI**") in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. We store investor, customer and vendor personal and other sensitive information/digital data. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits, or cause the theft and criminal use of this data or our information. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation, fines and negative publicity. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our software are exposed and exploited, and, as a result, a third party obtains unauthorized access to any of our investor, customer or vendor data, our relationships with our investors, customers, vendors, and/or other third parties will be severely damaged, and we could incur significant liability. Since techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and any third-party hosting facility that we may use, may be unable to anticipate these techniques or to implement adequate preventative measures.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Changing industry standards and industry self-regulation regarding the collection, use and disclosure of data may have similar effects. Existing and future privacy and data protection laws and increasing sensitivity of consumers to unauthorized disclosures and use of personal information may also negatively affect the public's perception of our products and services. If our solutions are perceived to cause, or are otherwise unfavorably associated with, invasions of privacy, whether or not illegal, we or our customers may be subject to public criticism. Any failure on our part to comply with applicable privacy and data protection laws, regulations, policies and standards or any inability to adequately address privacy concerns associated with our solutions, even if unfounded, could subject us to liability, damage our reputation, impair our sales and harm our business. Furthermore, the costs of compliance with, and other burdens imposed by, such laws, regulations, policies and standards may result in a decrease in our profitability and/or limit adoption of and demand for our products.

Risks of borrowing.

In November 2020 we entered into a loan with Balboa Capital in an aggregate principal amount of $93,900, which is secured by the equipment purchased with the proceeds of the loan. In accordance with the terms of the loan, we used the proceeds to purchase equipment to aid the development and manufacture of our products. In the future, we may have to seek other loans from financial institutions. Typical loan agreements might contain restrictive covenants which may impair our operating flexibility. A default under any loan agreement could result in a charging order that would have a material adverse effect on our business, results of operations or financial condition.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We do business with the United States government.

We do business with the U.S. government, and we intend to continue to seek more business opportunities with them in the future. Government contracting is complex and highly regulated. We may not be able to establish or maintain the compliance expertise, processes and systems necessary to manage government contracts. If we violate government contracting rules we may face fines or other sanctions, we may be precluded from competing for future government awards, and contracts we have been awarded may be cancelled. Government-funded programs are also subject to significant risks of revision, delay and cancellation. Investments we make in anticipation of contract awards may be lost. We also serve as a subcontractor to other companies that rely on government contracts, and any negative impact on these customers as a result of government sanctions, contract revisions, delays or cancellations may negatively impact our business. Any of these outcomes may have a material adverse effect on our business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Failure to obtain necessary regulatory approvals from the Federal Aviation Administration or other governmental agencies, or limitations put on the use of small UAS in response to public privacy or other concerns, may prevent us from expanding the sales of our drones in the United States.

The regulation of small UAS for commercial use in the United States is undergoing substantial change and the ultimate treatment is uncertain. In 2006, the Federal Aviation Administration (the "**FAA**") issued a clarification of its existing policies stating that, in order to engage in commercial use of small UAS in the U.S. National Airspace System, a public operator must obtain a Certificate of Authorization (a "**COA**") from the FAA, to fly in restricted airspace. The

FAA's COA approval process requires that the public operator certify the airworthiness of the aircraft for its intended purpose, that a collision with another aircraft or other airspace user is extremely improbable, that the small unmanned aircraft system complies with appropriate cloud and terrain clearances and that the operator or spotter of the small unmanned aircraft system is generally within one half-mile laterally and 400 feet vertically of the small unmanned aircraft system while in operation. Furthermore, the FAA's clarification of existing policy stated that the rules for radio-controlled hobby aircraft do not apply to public or commercial use of small UAS.

On February 14, 2012, the FAA Modernization and Reform Act of 2012 was enacted, establishing various deadlines for the FAA to allow expanded use of small UAS for both public and commercial applications. On June 21, 2016, the FAA released its final rules regarding the routine use of certain small UAS (under 55 pounds) in the U.S. National Airspace System pursuant to the act. The rules, which became effective in August 2016, provide safety regulations for small UAS conducting non-recreational operations and contain various limitations and restrictions for such operations, including a requirement that operators keep UAS within visual-line-of-sight and prohibiting flights over unprotected people on the ground who are not directly participating in the operation of the UAS. We cannot assure you that these rules will not impede our ability to sell our drones.

Pursuant to federal law, FAA exemptions are needed for certain commercial uses of our UAS. If we or our customers are unable to obtain such exemptions, we may be unable to sell our UAS for such purposes, which would have an adverse effect on our business, financial condition, and/or operating results.

In addition, there exists public concern regarding the privacy implications of U.S. commercial and law enforcement use of small UAS. This concern has included calls to develop explicit written policies and procedures establishing usage limitations. We cannot assure you that the response from regulatory agencies, customers and privacy advocates to these concerns will not delay or restrict the adoption of small UAS by non-military customers.

We are subject to changes in foreign currency exchange rates.

Some of our products or components of our products may be manufactured internationally and may be sold in other countries throughout the world. As a result, the price we pay for our products and what they may be sold for depend on the exchange rates between the U.S. dollar and other currencies. Over the past several years, these exchange rates have had material fluctuations and we expect they will continue to fluctuate. If the U.S. dollar becomes significantly weaker, our products will likely cost us more to manufacture and we may receive less than expected when they are sold, which could adversely impact the economics of our business and your investment.

Risks Related to the Offering

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered Offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not become equity holders until the Company decides to convert the Securities into "CF Shadow Securities" or other capital stock (the type of equity securities issuable upon conversion of the Securities) or until there is a change of control or sale of substantially all of the Company's assets.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. An Investor will not become an equity holder of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Securities, or a change of control or initial public offering of the Company triggers a conversion and the Investor elects and is permitted to convert the Securities into capital stock. The Company is under no obligation to convert the Securities into CF Shadow Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company.

Investors will not have voting rights upon purchase of the Securities or even conversion of the Securities into CF Shadow Securities. Upon the conversion of the Securities into CF Shadow Securities (which cannot be guaranteed), the holders of the CF Shadow Securities will be required to enter into a proxy with the Intermediary to ensure any statutory voting rights are voted in tandem with the majority holders of whichever series of securities the CF Shadow Securities follow.

Investors will not have the right to vote upon matters of the Company if and when their Securities are converted into CF Shadow Securities (the occurrence of which cannot be guaranteed). Upon such conversion, the CF Shadow Securities will have no voting rights and, in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to enter into a proxy agreement with the Intermediary to vote their CF Shadow Securities with the majority of the holder(s) of the securities issued in the round of equity financing that triggered the conversion right. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would receive CF Shadow Securities in the form of shares of Series B-CF Shadow Preferred Stock and would be required to enter into a proxy that allows the Intermediary to vote their shares of Series B-CF Shadow Preferred Stock consistent with the majority of the Series B Preferred Stockholders. Thus, Investors will essentially never be able to vote upon any matters of the Company, unless they receive certain other capital stock of the Company upon a conversion of the Securities in limited circumstances (the occurrence of which cannot be guaranteed).

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information.

Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Company has certain equity grants and convertible securities outstanding. Should the Company enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

Equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the First Equity Financing Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the First Equity Financing Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit C.

A Crowd SAFE holder may lose their right to any appreciation or return on investment due to defaulting on certain notice and required action requirements in such Crowd SAFE agreement; failure to claim cash set aside in this case may result in a total loss of principal.

The Crowd SAFE agreement offered requires a holder to complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion or termination of the Crowd SAFE, in connection with an Equity Financing or Liquidity Event (each as defined below), within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company. Failure to make a timely action may result in the Company declaring that the Investor is only eligible to receive a cash payment equal to their Purchase Amount (or a lesser amount in certain events). While the Company will set aside such payment for the investor, such payment may be subject to escheatment laws, resulting in a total loss of principal if the Investor never claims their payment.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. Neither holders of the Securities nor holders of CF Shadow Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

This discussion should be read in conjunction with the other sections of this Form C, including "*Risk Factors*," "*Use of Proceeds*," "'*Financial Information*," and the attached Financial Statements and related exhibits. The various sections of this discussion contain a number of forward-looking statements, all of which are based on our current expectations and could be affected by the uncertainties and risk factors described throughout this Form C.

Description of the Business

We design and manufacture specialized drones for defense, public safety and industrial operators. These groups need to operate wherever and whenever needed, even in harsh environments. With a unique cylindrical configuration that is highly portable and durable, Ascent AeroSystems' coaxials are easy to transport where needed, can withstand harsh environments and can fly in high winds and bad weather. The unique cylindrical shape of our drones means that they can be launched from the air, sea and ground. Our unmanned aircraft can be operated manually by a remote pilot, programmed to fly waypoint-based missions or directed to fly autonomously with the use of other technologies.

Business Plan

Ascent AeroSystems generates revenue in three primary business areas:

- Hardware: We offer complete, ready-to-fly systems for purchase to mission-critical operators in the public safety, industrial and defense markets. We also sell airframes to system integrators to replace existing fixed-wing and conventional multirotor systems.

- Services: Ascent AeroSystems offers custom development and engineering support services to support customers who need to adapt our technology to meet the demands of their specific mission objectives. These services are usually through firm-fixed-price contracts or time and material arrangements.

- Licensing: Certain uses of our technology are best suited for development by highly specialized system integrators. We generate revenue from existing agreements, some of which are exclusive, that include provisions for Ascent AeroSystems to be paid license fees and royalties.

The Company's Products and/or Services

Product / Service	Description	Current Market
Hardware	• Unmanned Aerial Vehicles (drones). • Accessories manufactured by Ascent AeroSystems. • Accessories manufactured by other original equipment manufacturers.	Defense, public safety and industrial operators.
Services	• Engineering support and custom design services.	
Licensing	• Licensing and royalty-based payments for use of our intellectual property.	

Competition

Our products compete against similar products sold by many large and small companies, including well-known global competitors. Product quality, performance and value are important differentiating factors. We compete against companies including, but not limited to, DJI, Skydio, Teal, Vantage Robotics, FLIR, Parrot, AeroVironment, Rafael Advanced Defense Systems Ltd., and many other companies that range from small businesses to global prime defense contractors. At the time of this Offering, Israel-based Rafael Advanced Defense Systems Ltd. offers a weaponized coaxial drone model called the "Firefly" that has similarities to Ascent AeroSystems' technology. While it is roughly the same size as our current Spirit model, we are currently not aware of its availability for alternative non-weaponized applications.

Customer Base

Our current and target customers include organizations in the defense, public safety and industrial markets. They include, but are not limited to:

Market	Example Customers
Defense	• Military service branches • Special operations • Advanced technology development agencies • Intelligence communities • International defense agencies • Commercial defense contractors
Public Safety	• Federal, state and local municipal law enforcement, emergency management and related agencies • Private companies servicing government agencies • International organizations
Industrial	• Drone service providers (drone operators) • Drone system integrators (manufacturers who would use our airframes as part of a more comprehensive, specialized system)

Supply Chain

Our products are assembled from component parts that we largely purchase from third parties located in the United States and other countries around the world. We currently use a domestic contract manufacturer to assemble some of our product offerings. Over time we may increase or decrease the number of component parts we make ourselves and the number or products we contract with others to assemble.

Intellectual Property

We currently have one patent issued in the United States and are pursuing protections in other jurisdictions. Our intellectual property strategy includes careful consideration of patentability versus maintenance of competitively sensitive information in the form of trade secrets. We may initiate new filings or revise our existing submissions.

Patent #	Title	File Date	Grant Date	Country
10,093,417	Unmanned flying device	November 10, 2015	October 9, 2018	United States

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

As a manufacturer of UAS, we are subject to various government regulations and may be subject to additional regulations in the future, the violation of which could subject us to sanctions or otherwise harm our business.

The Company is also subject to complex export and import regulations. While not currently subject to the International Traffic in Arms Regulations, some of our drones require an export license before they can be sold to international customers. See the section titled "*Risk Factors*" for more information regarding regulations that may apply to the Company.

Litigation

We are currently not a party to or involved in any litigation, and our management is not aware of any pending or threatened legal actions.

USE OF PROCEEDS

The purpose of this offering is to raise proceeds that we intend to use to fund our current and future operations and to grow our business. The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow-related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	6%	$1,500	6%	$64,200
Research & Development	50%	$12,500	50%	$535,000
Marketing	15%	$3,750	15%	$160,500
Operations	29%	$7,250	29%	$310,300
Total	**100%**	**$25,000**	**100%**	**$1,070,000**

The allocation of the net proceeds of this Offering set forth above represents our estimates based upon our current plans, assumptions we have made regarding the industry, general economic conditions and our future revenues (if any) and expenditures.

Investors are cautioned that expenditures may vary substantially from the estimates above. Investors will be relying on the judgment of our management, who will have broad discretion regarding the application of the proceeds from this Offering. The amounts and timing of our actual expenditures will depend upon numerous factors, including market conditions, cash generated by our operations (if any), business developments and the rate of our growth. We may find it necessary or advisable to use portions of the proceeds from this Offering for other purposes.

In the event that we do not raise the entire amount we are seeking, we may attempt to raise additional funds through private offerings of our securities or by borrowing funds. We do not have any committed sources of financing.

Set forth below is a description of how we intend to use the net proceeds of this Offering for each category set forth in the table above.

Research & Development

This amount will be used to conduct research related to bettering our products and services, as well as exploring new products.

Marketing

This amount will be used for initiatives that are intended to increase awareness and interest in the Company, our products and services, and to incentivize customers to buy our products and services.

Operations

This amount will be used for general business administration and operational purposes, including personnel, equipment, services and other general corporate expenses.

DIRECTORS AND OFFICERS

The directors and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name:	**Peter Fuchs**
Title:	President, Chief Executive Officer & Treasurer, Director
Dates of Service:	December 2014 – present
Other principal occupation and employment during the last three years:	Partner, Corporate Strategy - Mercer US, Inc. (2014-2019)
Name:	**Jonathan Meringer**
Title:	Vice President & Chief Technology Officer, Secretary, Director
Dates of Service:	December 2014 - present
Other principal occupation and employment during the last three years:	N/A
Name:	**Nathaniel Meringer**
Title:	Vice President & Chief Engineer, Director
Dates of Service:	December 2014 - present
Other principal occupation and employment during the last three years:	N/A
Name:	**Gur Kimchi**
Title:	Director
Dates of Service:	October 2020 - present
Other principal occupation and employment during the last three years:	Vice President, Amazon (Prime Air)

Indemnification

Indemnification is authorized by the Company to directors, officers or their legal representatives acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually and reasonably incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances, including where a person did not act in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, or, with respect to any criminal action or proceeding, had reasonable cause to believe the person's conduct was unlawful.

Employees

The Company currently has 11 full-time employees and one part-time employee.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 10,000,000 shares of common stock, par value $0.00001 per share (the "**Common Stock**") and 10,000,000 shares of preferred stock, par value $0.00001 per share (the "**Preferred Stock**"). At the closing of this Offering, assuming only the Target Offering Amount is sold, 900,000 shares of Common Stock and 0 shares of Preferred Stock will be issued and outstanding.

Outstanding Capital Stock

As of the date of this Form C, the Company's outstanding capital stock (without assuming exercise of any convertible securities, options or other instruments, except as noted) consists of:

Type	Common Stock
Amount Outstanding	900,000 shares
Par Value Per Share	$0.00001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	The Company may decide to issue more Common Stock which may dilute the Securities.
Percentage ownership of the Company by the holders of such security (assuming exercise of issued vested and unvested options and no other convertible securities).	77.05%

Type	Preferred Stock
Amount Outstanding	0 shares
Par Value Per Share	$0.00001
Voting Rights	None
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	The Company may decide to issue more Preferred Stock which may dilute the Securities.
Percentage ownership of the Company by the holders of such security (assuming exercise of issued vested and unvested options and no other convertible securities).	0%

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C, the Company has the following additional securities outstanding:

Type	Convertible Security and related Letter Agreement
Face Value	$250,000
Shares of Stock Required Upon Conversion	Number of shares equal to 250,000 divided by the price per share at which equity securities are issued in the triggering equity financing, plus, the number of shares equal to a 1% ownership interest in the Company as of August 28, 2019.
Voting Rights	None, but the holders may receive voting rights upon conversion.
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	Upon a triggering equity financing, the Convertible Security and Letter Agreement will convert to equity, which will dilute the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	Dependent upon the price per share in the triggering equity financing or other triggering event, plus the number of shares equal to a 1% ownership interest in the Company as of August 28, 2019.
Conversion Rights	Convertible upon an equity financing, as well as, at the holder's option, upon certain corporate events including an initial public offering or change of control.

Type	Warrant
Face Value	$600,000
Shares of Common Stock Required Upon Conversion	5% of the Common Stock outstanding on the date of exercise.
Voting Rights	None unless exercised.
Anti-Dilution Rights	To the extent applicable, the Common Stock issuable on exercise is adjusted to account for stock splits and similar transactions.
Material Terms	The warrant has a maturity date of March 1, 2027. The holder of the warrant has the right to require sale of a portion of the warrant in connection with sales of Common Stock by shareholders.
How this security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	The warrant may convert to equity which would dilute the securities.

Percentage ownership of the Company by the holders of such security (assuming exercise of the warrant and no other options or convertible securities).	5.00%
Conversion Rights	Exercisable upon a triggering equity event, including a sale of substantially all assets or change of control.

Type	Non-Qualified Stock Options
Number of Shares of Common Stock Authorized / Outstanding	268,100
Voting Rights	Upon exercise, 1 vote per share
Anti-Dilution Rights	Awards are adjusted to account for stock splits and similar transactions.
How this security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	The Company may increase its reserved number of shares in the option pool, which would dilute the Securities, if issued.
Percentage ownership of the Company by the holders of such security (assuming exercise of issued vested and unvested options and no other convertible securities).	22.95%

Outstanding Debt

As of the date of this Form C, the Company has the following debt outstanding:

Type	Equipment Financing Agreement
Amount Outstanding	$89,205
Interest Rate and Amortization Schedule	Monthly Payments of $1,900.46
Other Material Terms	The equipment financing agreement has a term of 60 months and the cost of the equipment, which is collateral for the agreement, is $93,900.
Maturity Date	January 31, 2026

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Peter Fuchs	300,000 shares of common stock	33.3%
Jonathan Meringer	300,000 shares of common stock	33.3%
Nathaniel Meringer	300,000 shares of common stock	33.3%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Ascent AeroSystems Inc. (the "**Company**") is a corporation under the laws of the State of Delaware, and is headquartered in Wilmington, Massachusetts. The Company was initially formed in the State of Connecticut as a limited liability company on January 12, 2015. It converted into a Delaware corporation and changed its name from Ascent AeroSystems LLC to Ascent AeroSystems Inc. on May 31, 2016.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020 and 2019, the Company had $838,105 and $980,838 in cash and cash equivalents, respectively.

As of February 28, 2021, the Company had an aggregate of $827,030, in cash and cash equivalents, leaving the Company with approximately 4 months of runway if all existing contracts and signed purchase orders were cancelled.

Historical results and cash flows may not be representative of future performance.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future. However, the amounts and timing of our actual capital expenditures will depend upon numerous factors, including market conditions, cash generated by our operations (if any), business developments and the rate of our growth. We may find it necessary or advisable to improve or expand the Company's facilities, begin new operations or insource activities that are currently outsourced, any of which may require material capital expenditures.

Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Convertible Security*	$250,000	To be determined upon conversion, plus 1% of fully diluted capitalization at the time of issuance	n/a*	August 28, 2019	Section 4(a)(2)
Options	$0	128,700 Options	n/a	From time to time between February 2019 and November 2020	Rule 701
Common Stock	N/A	900,000 Shares	Stock Split	January 19, 2021	Section 4(a)(2)

*The Convertible Security is a form of SAFE. The principal amount represents the amount used in calculating conversion of the Convertible Security. This instrument was issued in connection with the Company's participation in an accelerator program; the Company did not receive cash in exchange for this instrument.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and for which the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

In 2020, the Company made an advance of approximately $50,000 to Peter Fuchs, an officer and director of the Company and a holder of more than 20% of the Company's capital stock. In 2020, the Company declared a $50,000 dividend distribution to Peter Fuchs, in effect clearing that advance.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,070,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by August 31, 2021 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $100, which is subject to adjustment in the Company's sole discretion.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by OpenDeal Portal LLC dba Republic (the "**Intermediary**"), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with Prime Trust, LLC until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be at least twenty-one (21) days after the time the Offering opened, (ii) the Intermediary must provide notice of the expedited Offering Deadline to the Investors at least five (5) business days' notice prior to the expedited Offering Deadline and (iii) the Company must continue to meet or exceed the Target Offering amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to

Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the new Offering Deadline must be twenty-one (21) days from the time the Offering opened and the Company and (ii) that all Investors will receive notice of the new offering deadline at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before the new offering deadline.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw half of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made on the date of such Subsequent Closing exceeds two times the amount committed on the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Securities

We request that you please review this Form C and the Crowd SAFE agreement attached as Exhibit C, in conjunction with the following summary information.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and merely provide a right to receive equity at some point in the future upon the occurrence of certain events.

Dividends

The Securities do not entitle Investors to any dividends.

Conversion

Upon each future equity financing resulting in proceeds to the Company of not less than $1,000,000 (each an "**Equity Financing**"), the Securities are convertible at the option of the Company, into CF Shadow Securities, which are securities identical to those issued in such future Equity Financing except (1) they do not provide the right to vote on any matters except as required by law, (2) they require Investors to vote in accordance with the majority of the investors purchasing securities from the Company in such Equity Financing with respect to any such required vote and (3) they do not provide any inspection or information rights (other than those contemplated by Regulation CF or otherwise required by law). The Company has no obligation to convert the Securities in any Equity Financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by (a) or (b) immediately below (the "**Conversion Price**"):

(a) the quotient of $50,000,000 divided by the aggregate number, as of immediately prior to the Equity Financing, of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) shares of capital stock reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**Safes**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes;

OR

(b) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than <u>or</u> equal to the Valuation Cap, the lowest price per share of the securities sold in such Equity Financing".

Such Conversion Price shall be deemed the "**First Equity Financing Price**".

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Equity Financing Price.

If the Investor fails to complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of the Securities, as contemplated above in connection with an Equity Financing, within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of the closing of the first Equity Financing, or subsequent Equity Financing, as applicable, and of the Company's decision to convert the Securities to CF Shadow Securities, then the Investor will only be eligible to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below), and the Company will keep a record of the cash payment that the Investor is entitled to claim; provided, that any unclaimed cash payment amount is subject to applicable state escheatment laws.

If there are not enough funds to pay the Investor and holders of other Securities that failed to act as required by the Crowd SAFE in full, then all of the Company's available funds will be allocated with equal priority and pro rata among such Investors that failed to act as required to claim in proportion to their Purchase Amounts.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of the initial public offering of the Company's capital stock or reverse merger or take-over by certain entities, such as an entity that is a reporting issuer (the "**IPO**") or a Change of Control (as defined below) of the Company (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor will receive, at its option, if selected within thirty (30) days of receiving notice (whether actual or constructive) of such Liquidity Event, either (i) a cash payment equal to the Purchase Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of shares of Common Stock of the Company equal to the Purchase Amount divided by the quotient of (a) $50,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (x) shares of

Common Stock reserved and available for future issuance under any equity incentive or similar plan; (y) any Safes; and (z) convertible promissory notes. If the Investor fails to make its selection within such 30-day period, it will only be eligible for the Cash Out Option.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner, directly or indirectly, of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at its option, if selected within thirty (30) days of receiving notice (whether actual or constructive) of such Liquidity Event, either (i) the Cash Out Option or (ii) a number of shares of the most recently issued capital stock equal to the Purchase Amount divided by the First Equity Financing Price. Shares of capital stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of capital stock issued in connection with the Company's most recent Equity Financing. If the Investor fails to make its selection within such 30-day period, it will only be eligible for the Cash Out Option.

If there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

Conversion Upon any Liquidity Event

In the case of any Liquidity Event, whether prior to or following any Equity Financing, if the Company's board of directors determines in good faith that delivery of equity securities to the Investor pursuant to a Liquidity Event would violate any applicable law, rule or regulation, then the Company shall deliver to the Investor in lieu thereof, a cash payment equal to the fair market value of such capital stock, as determined in good faith by the Company's board of directors.

In connection with the Cash Out Option, the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other Safes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

If the Investor fails to (i) complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of the Securities or (ii) notify Company of its, selection to receive the cash payment or either shares of Common Stock or the most recently issued capital stock, as applicable, as contemplated above in connection with a Liquidity Event, within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of such Liquidity Event, then the Investor will only be eligible to receive the cash payment option, and the Company will keep a record of the cash payment that the Investor is entitled to claim; provided, that any unclaimed cash payment amount are subject to applicable state escheatment laws.

Dissolution

If there is a Dissolution Event (as defined below) before the Crowd SAFE agreement attached as Exhibit C terminates, then subject to the preferences applicable to any series of preferred stock then outstanding, the Company will distribute all of its assets legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "**Bankruptcy Code**"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Crowd SAFE agreement attached as Exhibit C terminates (without relieving the Company or the Investors of any obligations arising from a prior breach of or non-compliance with such instrument) upon the earlier to occur of: (i) the issuance of shares in the CF Shadow Securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

The Securities do not have voting rights. Although the CF Shadow Securities issuable upon the conversion of the Securities have certain minimum voting rights, each Investor will enter into a proxy agreement appointing the Intermediary as its irrevocable proxy with respect to any matter on which CF Shadow Securities holders are entitled to vote. The Intermediary, on the Investor's behalf, will vote all CF Shadow Securities consistently with the majority of the shares on which the CF Shadow Securities are based, on the Investor's behalf. Accordingly, Investors will not have the right to vote shares of CF Shadow Securities they acquire upon conversion of the Securities they acquire in this Offering. Any capital stock, other than CF Shadow Securities, issuable upon the conversion of the Securities may, but are not guaranteed to, have voting rights. Accordingly, Investors may not have the right to vote shares of capital stock they acquire upon conversion of the Securities they acquire in this Offering.

The Company does not have any voting agreements in place.

The Company entered into a shareholder agreement effective as of May 20, 2016 with the holders of all of the issued and outstanding shares of Common Stock as of the date of this Form C and amended the shareholder agreement effective as of March 25, 2021 (as amended, the "**Shareholders Agreement**"). The Shareholders Agreement prohibits the transfer of Common Stock without the prior consent of the Company and provides a right of first refusal in favor of the Company upon any proposed transfer of Common Stock. In addition, the Company has the option to repurchase the Common Stock held by any of the parties to the Shareholders Agreement if such a party dies, becomes disabled or departs from the Company. This repurchase option applies only to the holders of Common Stock who are holding issued and outstanding Common Stock as of the date of the Shareholders Agreement and does not apply to any other holders who first acquire Common Stock after the date of the Shareholders Agreement. In any repurchase under the Shareholders Agreement, the repurchase price would be the fair market value of the Common Stock repurchased, payable in cash, or if the Company does not have sufficient funds available, by promissory note with interest set at the applicable prime lending rate of Bank of America, N.A. and maturing within 36 months. The Shareholders Agreement also contains provisions binding on the parties to it concerning confidentiality and dispute resolution provisions, including binding arbitration.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

The Securities being offered are being sold pursuant to Regulation CF and may not be transferred by any Investor during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO registered with the SEC; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstance. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. "Spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.


COMMISSION AND FEES


At the conclusion of the Offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the Offering to the Intermediary.

Stock, Warrants and Other Compensation

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the Securities sold in the offering.


TAX MATTERS


EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such

investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior to or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Jan Peter Fuchs
(Signature)

Jan Peter Fuchs
(Name)

President, Chief Executive Officer & Treasurer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Jan Peter Fuchs
(Signature)

Jan Peter Fuchs
(Name)

Director
(Title)

March 26, 2021
(Date)

/s/ Jonathan Meringer
(Signature)

Jonathan Meringer
(Name)

Director
(Title)

March 26, 2021
(Date)

/s/ Nathaniel Meringer
(Signature)

Nathaniel Meringer
(Name)

Director
(Title)

March 26, 2021
(Date)

/s/ Gur Kimchi
(Signature)

Gur Kimchi
(Name)

Director
(Title)

March 26, 2021
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

ASCENT AEROSYSTEMS INC.

Unaudited Financial Statements for the

Years Ending December 31, 2020 and 2019

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Ascent AeroSystems Inc.
Wilmington, Massachusetts

We have reviewed the accompanying financial statements of Ascent AeroSystems Inc (the "Company,"), which comprise the balance sheet as of December 31, 2020 and December 31, 2019, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2020 and December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

March 2, 2021
Los Angeles, California

ASCENT AEROSYSTEMS INC.
BALANCE SHEET
As of December 31, 2020 and 2019
(Unaudited)

ASSETS		2020		2019
Current Assets				
Cash and cash equivalents	$	838,105	$	980,838
Accounts receivable		46,567		120
Contracted accounts receivable		2,605,487		3,074,835
Prepaid expenses		49,127		36,845
Inventory, net		202,873		187,241
Advances to related parties		0		51,060
Total Current Assets		3,742,159		4,330,939
Fixed assets, net		252,265		64,995
Intangible assets, net		38,735		24,184
Deposits		33,565		5,829
Total Assets	$	4,066,724	$	4,425,947
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities				
Accounts payable	$	48,209	$	6,518
Accrued expenses		63,454		57,159
Deferred revenue		3,083,717		3,486,993
Loans, current portion		18,780		0
Total Current Liabilities		3,214,160		3,550,670
Long-Term Liabilities				
Loans, long-term portion		220,120		0
Total Liabilities		3,434,280		3,550,670
STOCKHOLDERS' EQUITY				
Common stock, $0.00001 and $0.001 par value, 10,000,000		9		9
and 100,000 shares authorized, 900,000 and 9,000 shares issued				
and outstanding as of December 31, 2020 and 2019, respectively.				
Preferred stock, $0.00001 and $0.01 par value, 10,000,000		0		0
and 100,000 shares authorized, 0 shares issued and				
outstanding as of December 31, 2020 and 2019				
Additional paid-in capital		599,991		599,991
Additional paid-in capital - convertible security		250,000		250,000
Accumulated deficit		(217,556)		25,277
Total Stockholders' Equity		632,444		875,277
Total Liabilities and Stockholders' Equity	$	4,066,724	$	4,425,947

ASCENT AEROSYSTEMS INC.
STATEMENT OF OPERATIONS
For Years Ending December 31, 2020 and 2019
(Unaudited)

		2020		2019
Revenues	$	2,453,915	$	1,826,339
Cost of goods sold		729,526		129,846
Gross profit		1,724,389		1,696,493
Operating expenses				
General and administrative		1,788,705		1,164,147
Sales and marketing		87,192		27,440
Depreciation		41,325		13,231
Total operating expenses		1,917,222		1,204,818
Net Income (Loss)	$	(192,833)	$	491,675

ASCENT AEROSYSTEMS INC.
STATEMENT OF STOCKHOLDERS' EQUITY
For Years Ending December 31, 2020 and 2019
(Unaudited)

	Common Stock		Preferred Stock		Additional Paid-In Capital	Additional Paid-In Capital - Convertible Securities	Accumulated Deficit	Total Stockholders' Equity
	Shares	Par Value	Shares	Par Value				
Balance as of January 1, 2019	9,000	$ 9	0	$ 0	$ 599,991	$ 0	$ (416,398)	$ 183,602
Payments of dividends	0	0	0	0	0	0	(50,000)	(50,000)
Issuance of convertible securities	0	0	0	0	0	250,000	0	250,000
Net Income	0	0	0	0	0	0	491,675	491,675
Balance as of December 31, 2019	9,000	9	0	0	599,991	250,000	25,277	875,277
Forward stock split	891,000	0	0	0	0	0	0	0
Payments of dividends	0	0	0	0	0	0	(50,000)	(50,000)
Net Loss	0	0	0	0	0	0	(192,833)	(192,833)
Balance as of December 31, 2020	900,000	$ 9	0	$ 0	$ 599,991	250,000	$ (217,556)	$ 632,444

ASCENT AEROSYSTEMS INC.
STATEMENT OF CASH FLOWS
For Years Ending December 31, 2020 and 2019
(Unaudited)

	2020	2019
Cash Flows from Operating Activities		
Net Income (Loss)	$ (192,833)	$ 491,675
Adjustments to reconcile net income (loss)		
to net cash provided by operations:		
Non-cash convertible securities issued	0	250,000
Depreciation and amortization	41,325	13,231
Changes in operating assets and liabilities:		
(Increase) Decrease in accounts receivable	(46,447)	3,418
(Increase) Decrease in contracted accounts receivable	469,348	(1,459,835)
(Increase) Decrease in prepaid expenses	(12,282)	(31,590)
(Increase) Decrease in inventory	(15,632)	(167,835)
(Increase) Decrease in deposits	(27,736)	(2,444)
Increase (Decrease) in accounts payable	41,691	(17,499)
Increase (Decrease) in accrued expenses	6,295	53,672
Increase (Decrease) in deferred revenue	(403,276)	998,660
Net cash used in operating activities	(139,547)	131,453
Cash Flows from Investing Activities		
Purchase of equipment	(152,134)	(43,573)
Payments for research and development assets	(74,121)	(14,560)
Payments for patents	(16,891)	(3,199)
Net cash used in investing activities	(243,146)	(61,332)
Cash Flows from Financing Activities		
Issuance of advances to related parties	0	(51,060)
Repayment of advances to related parties	51,060	0
Issuance of loans	238,900	0
Distributions	(50,000)	(50,000)
Net cash provided by financing activities	239,960	(101,060)
Net change in cash and cash equivalents	(142,733)	(30,939)
Cash and cash equivalents at beginning of period	980,838	1,011,777
Cash and cash equivalents at end of period	$ 838,105	$ 980,838

ASCENT AEROSYSTEMS INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2020

NOTE 1 – NATURE OF OPERATIONS

Ascent AeroSystems Inc. (which may be referred to as the "Company", "we," "us," or "our") designs and manufactures rugged coaxial drones for the industrial, public safety, and defense markets. The Company was incorporated in Delaware on May 31, 2016. The Company's headquarters are in Wilmington, Massachusetts. The company began operations in 2016.

Since Inception, the Company has relied on the issuance of loans (see Note 8), the issuance of warrants (see Note 10), and the issuance of convertible securities (see Note 10) to fund its operations. As of December 31, 2020, the Company had an accumulated deficit and will likely incur additional losses prior to generating positive retained earnings. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 15). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 16) and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020 and 2019, the Company had $838,105 and $980,838 in cash and cash equivalents, respectively.

Intangible Assets

Intangible assets with a finite life consist of patents and are carried at cost less accumulated amortization. The Company amortizes the cost of identifiable intangible assets on a straight-line basis over the expected period of benefit, which is 15 years for patents.

Fixed Assets

Fixed assets are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350-40, Accounting for Costs of Computer Software Developed or Obtained for Internal Use, the Company has capitalized external direct costs of material and services developed or obtained for software development projects. Amortization for each software project begins when the computer software is ready for its intended use.

Depreciation is provided using the straight-line method, based on useful lives of the assets which is 5 or 7 years for equipment and 2 years for research and development equipment.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2020.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):
- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is a 100% valuation allowance against the net operating losses generated by the Company at December 31, 2020. The Company is taxed as a "C" Corporation.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2020, the unrecognized tax benefits accrual was zero. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

Revenue Recognition

Effective January 1, 2020, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by selling hardware, providing engineering and commercial support services, and collecting licensing revenue on a contract (see Note #). The Company's payments are generally collected upfront.

Accounts Receivable

Accounts receivable due from customers are uncollateralized customer obligations due under normal trade terms requiring payment on receipt of invoice or within 15 days from the invoice date. Accounts receivable are stated at the amount billed to the customer. Payments of accounts receivable are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. As of December 31, 2020 and 2019, the Company had $46,564 and $120 in accounts receivable, respectively.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Inventory

Inventory is stated at the lower of cost or market. Cost is determined on an average cost basis.

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2018, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – CONTRACTED ACCOUNTS RECEIVABLE

In November 2018, the Company entered into a long-term licensing agreement that gives the licensee exclusive rights to its technology within certain market segments for an initial term of 4 years. The agreement includes an up-front licensing fee, and minimum revenue guarantees. The licensee is required to make payments if the revenue guarantees are not met. The Company had contracted accounts receivable of $2,605,487 and $3,074,835 as of December 31, 2019 and 2018, respectively.

NOTE 4 – INVENTORY

Inventory consisted of the following as of December 31:

		2020		2019
Finished goods	$	122,580	$	3,910
Component inventory		80,293		183,331
Inventory, net	$	202,873	$	187,241

The following summarizes the inventory activity as of December 31:

		2020		2019
Beginning inventory balance, net	$	187,241	$	19,406
Cost of inventory sold		(707,518)		(124,498)
Production costs		723,150		292,333
Ending inventory balance, net	$	202,873	$	187,241

Cost of inventory sold as reported above excludes freight, shipping, and other expenses that are included in cost of sales on the statement of operations.

NOTE 5 – FIXED ASSETS

Fixed assets consist of equipment, and research and development equipment. As of December 31, 2020 and 2019 the Company had $313,959 and $64,500 in net fixed assets, respectively. The following table shows the details of the fixed assets

Fixed Assets	2020		2019	
Equipment	$	219,020	$	66,886
Research and development		88,681		14,560
		307,701		81,446
Less accumulated depreciation		(55,436)		(16,451)
Fixed Assets, net	$	252,265	$	64,995

NOTE 6 – INTANGIBLE ASSETS

Intangible assets consist of patents. As of December 31, 2020 and 2019 the Company had $38,735 and $24,184 in net fixed assets, respectively. The following table shows the details of the intangible assets.

Intangible Assets				
Patents	$	44,032	$	27,141
Less accumulated amortization		(5,297)		(2,957)
Intangible Assets, net	$	38,735	$	24,184

NOTE 7 – ADVANCES TO RELATED PARTIES

From time to time the Company gives advances to officers and employees. As of December 31, 2020 and 2019, the balance of the advances to related parties was $0 and $51,060, respectively. These advances have no interest rate or specified maturity date. In 2020, the Company declared a $50,000 dividend distribution to the officer that owed the advance, in effect clearing that advance to related party.

NOTE 8 – LOANS

In November 2020, the Company entered into an equipment financing agreement for $93,900 with a term of 60 months and a fee of $20,128. The following table shows future maturities of the financing agreement.

Year Ending December 31,		
2021	$	18,780
2022		18,780
2023		18,780
2024		18,780
2025		18,780
Total	$	93,900

Paycheck Protection Program Loan

In May 2020, the Company received loan proceeds in the amount of $145,500 under the Paycheck Protection Program ("PPP"). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act ("CARES Act"), provides for loans to qualifying businesses for amounts up to 2.5 times of the average monthly payroll expenses of the qualifying business. The loans and accrued interest are forgivable after eight weeks as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries during the eight-week period. The PPP loan was forgiven in January 2021 (see Note 15).

NOTE 9 – INCOME TAX PROVISION

The Company intends to file its income tax return for the period ended December 31, 2020 by the due date set by the Internal Revenue Service. The tax return will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

Since the passage of the Tax Cuts and Jobs Act of 2017 ("TJCA"), net operating losses can be carried forward indefinitely. The Federal net operating loss carryforward as of December 31, 2019 totaled $664,318. Net operating loss carryforwards for state income tax purposes approximate those available for Federal income tax purposes. The Company has a book to tax difference due to revenue recognition of contract revenue. It is likely that the net operating loss carryforwards will be exhausted in the tax return for the period ended December 31, 2020.

NOTE 10 – STOCKHOLDERS' EQUITY

The Company has the following classes of equity outstanding:

Common Stock

As of December 31, 2020 and 2019, the Company had authorized 10,000,000 and 100,000 shares of common stock, par value $0.00001 and $0.001, respectively. As of December 31, 2020 and 2019, the Company had 900,000 and 9,000 shares of common stock issued and outstanding, respectively.

Preferred Stock

As of December 31, 2020 and 2019, the Company had authorized 10,000,000 and 100,000 shares of preferred stock, par value $0.00001 and $0.001, respectively. As of December 31, 2020 and 2019, the Company had 0 shares of preferred stock issued and outstanding.

Additional Paid-In Capital – Convertible Securities

The Company has issued convertible securities totaling $250,000. The convertible securities are automatically convertible into the equity that the company sells and issues on the completion of a transaction or series of transactions in which the Company receives cash proceeds from the sale and issuance of equity ("Equity Financing"). The conversion price is the price per share of stock received by the Company in the Equity Financing. In the event of a sale, transfer or other disposition of all of the Company's assets, the merger or consolidation of the Company with or into another entity, the transfer of 50% or more of the voting power or equity interest in the Company, or the liquidation, dissolution or winding up of the Company ("Corporate Transaction") the convertible securities are convertible at the option of the holder. The conversion price in a Corporate Transaction is the lesser of the fair market value per share, or the quotient obtained by dividing $25,000,000 by the number of shares of the Company's common stock outstanding on a fully diluted basis.

Warrants

In March, 2017, the Company issued a warrant to purchase common stock equal to 5% of the common stock outstanding on the date of exercise at a purchase price of $1. The warrant expired in March 2027 and was issued for a price of $600,000.

NOTE 11 – SHARE-BASED COMPENSATION

The Company has a 2016 share-based compensation plan which permits the grant or option of up to 1,000,000 shares to its employees. The Company believes that such awards will help the Company attract, retain and motivate its management and other persons, including officers, directors, key employees and certain consultants, will encourage and reward such persons' contributions to the performance of the Company and will align their interests with the interests of the Company's stockholders. As of December 31, 2020 and 2019, the Company had granted 268,000 and 161,400 options to purchase shares of common stock, respectively. As of December 31, 2020 and 2019, 146,368 and 139,400 options had been vested, respectively. There was nominal fair value associated with the options.

NOTE 12 – COMMITMENTS AND CONTINGENCIES

Litigation

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

COVID 19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

NOTE 13 – MAJOR CUSTOMERS AND ACCOUNTS RECEIVABLE

The Company had certain customers whose revenue individually represented 10% or more of the Company's total revenue. For the years ended December 31, 2020 and 2019, one customer account for 71% and 83% of revenue, respectively. As of December 31, 2020 and 2019, one customer accounted for 99% and 98% of accounts receivable.

NOTE 14 – LEASES

In November 2020, the Company entered into a lease agreement for office and warehouse space for a term of 3 years. The following table shows the base rent annually for the term of the lease:

Year Ended December 31,		
2021	$	112,060
2022		114,862
2023		117,734
Total	$	344,656

NOTE 15 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2016 and had an accumulated deficit as of December 31, 2020. The Company has a limited operating history. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 16 – SUBSEQUENT EVENTS

PPP Loan Forgiveness

In January 2021, the Company received notification that all of the PPP loan has been forgiven.

Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in Simple Agreements for Future Equity (SAFEs). The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 6% commission fee and 2% of the securities issued in this offering.

Management's Evaluation

Management has evaluated subsequent events through March 1, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT B

Offering Page found on Intermediary's Portal.


Republic

Company Name	Ascent AeroSystems

Logo



Headline   Setting the new global standard for mission-critical unmanned aerial systems

Hero Image

Tags   Drones, B2B, Defence, $1M+ revenue, Coming soon

Pitch text

Summary

- Unique drone platform designed for operations in real-world conditions
- Hundreds delivered since 2015, now shipping 3rd generation
- Proven product-market fit with delighted customers
- Focused and hyper-lean, growth to date funded mostly by operations
- Led by team of industry experts, raising CF for growth

Problem

Drones can't fly whenever or wherever they're needed

To support real-world commercial, public safety and defense operations, drones need to fly anytime, anywhere.

Today, they can't.


Can't fly in rain
50-75% of days are restricted
Can't fly in wind
20 mph limit for many models
Can't fly WHEN needed
Fragile
Delicate rotors, arms, wings
Big & bulky
Large cases & trucks required
Not available WHERE needed

Consumer models and upgraded "enterprise" versions are great to demonstrate how drones can do things faster, better, cheaper and safer. But when it's time to move beyond carefully controlled pilot programs and operate in the real world, things are different.

In the real world, operators don't have the luxury of choosing when and where to fly. They need a reliable airborne platform compact enough to be easily carried to remote locations and rugged enough **to get the job done** regardless of wind, rain, sand or dust.

Solution

The Ascent AeroSystems Coaxial

Ascent AeroSystems' high performance coaxial UAVs are specifically designed for enterprise operations in harsh environments.



COMPACTEasier to transport where needed. *As much as 75% smaller & 50% lighter vs. comparable conventional multirotors.***RUGGEDWithstand harsh environments and weather.** *Simpler structure is inherently stronger and easier to seal & protect.***EFFICIENTFly faster, farther, longer, *and* carry more.** *Up to 2x faster, 4x farther, 40% longer, 2x more payload.***VERSATILEHighly modular design:** *Cylindrical form makes storage, launch, recovery and reconfiguration easier from stationary and moving platforms.*

With a simple cylindrical configuration that reduces the airframe structure to an absolute minimum, Ascent's **MADE IN THE USA** coaxial drones are simply a better platform for mission-critical applications.

Product

Spirit: The ultimate aerial utility vehicle

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Ascent AeroSystems' third generation, multi-mission Spirit is an aerial utility vehicle with the rugged flexibility of a Humvee, the efficiency of a Prius, and the performance of a Ferrari.

- Rugged airframe is protected against contamination so **it can operate reliably in nearly any type of weather,** even heavy rain, sleet, snow, dust and sand.
- With **almost 10 pounds available for batteries and payloads**, The Spirit sets the new standard for performance in its weight class.
- The highly streamlined airframe has a **top speed of over 60 MPH** and can operate in winds that would ground other UAVs.
- **Setup is quick and easy**, allowing for operations from nearly any type of terrain.
- **Open-source autopilot** allows for access to all critical systems and easy development of custom payloads, and **Spirit can be adapted to use other, third-party ground control systems**.
- **A highly modular design** allows operators to use exactly the sensors and batteries needed for the mission. Available development kit makes custom payloads easy.
- All Spirits **are assembled in the USA**, and "US only" editions are available

Learn much more on our website here.

Traction

Focused, disciplined growth

Ascent AeroSystems began as a successful Kickstarter campaign in 2015.   After delivering the final campaign Sprite in 2018, the company exited the consumer segment to focus on mission-critical applications in the defense, public safety and industrial markets. Since its founding, Ascent AeroSystems has been laser-focused, highly disciplined, hyper-lean and capital efficient. **Revenue was up to approximately $2.5M in 2020, and the company has shown a cumulative profit over the 2019-2020 period**. With very little spent on marketing since 2015, brand awareness remains limited and represents significant untapped potential.

Now shipping its third generation Spirit system, the company has found solid product-market fit in the defense segment and is now beginning to expand into public safety and industrial markets.



Customers

Enthusiastic support across defense, public safety and industrial markets

Ascent AeroSystems has two types of customers, *drone operators* and *system integrators*. (Sometimes a customer is both). While most prefer to remain confidential, current customers include the US Army, Navy and Air Force, advanced technology development agencies, public safety organizations, international defense organizations, as well as large and small businesses.

Customer Comments

- "Unlike anything else available…"

- "I can't believe it flies at all, much less as well as it does."

- "Unlike other systems we've evaluated, the Spirit met all performance parameters out of the box."

- "Simply amazing."

- "Our team has seen and tried everything, and they've never been this excited about a UAV."

- "It's as if you have been sitting next to us for the last ten years and designing exactly the platform we needed. We can finally throw away the CAD for our quadcopter and focus on the sensors we're best at."

- "We'll take another."

Customer Type 1: Drone Operators

Compact and easily launched from the ground, air, and sea, Ascent AeroSystems' coaxials can support a diverse range of operations, from frontline soldiers to first responders, public safety and other industrial professionals who don't have the luxury of choosing when or where they fly. To these customers we offer turn-key, ready-to-fly systems with a variety of camera and controller options.

INDUSTRIAL



- Survey & metric data
- Inspection & security
- Research & environmental
- Temporary network node
- Urgent payload transport

PUBLIC SAFETY



- First Responder
- Search & Rescue
- EMS/Disaster Response

- Rural Firefighting
- Law Enforcement

DEFENSE



- Situational awareness (ISR)
- Communication relay
- Biological/Radiation detection

Customer Type 2: System Integrators

As adoption increases in defense, public safety and industrial markets, new applications for drone technology are being discovered. New payloads and new services being introduced at an incredible rate.

The companies that develop these new airborne sensor systems and the organizations that operate them both need a reliable UAV that will allow flights to continue regardless of the conditions or the weather. Rather than using commercial-off-the-shelf multirotors with marginal performance or investing in the development of a custom design of their own, these organizations can use coaxials made by Ascent AeroSystems.

Putting Ascent's coaxials to work: Customer examples



- Major US defense contractor & system integrator. Click here for recent news

"Ascent's strengths run deeper than their technologies. Their commitment to product support is truly impressive. The people on their team have proven that they have both the expertise and the personal commitment needed to make our projects successful."

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Simulated mission concept



Building the Future of Forestry

- Treeswift is developing a next-generation forest monitoring system using state-of-the-art robotic and machine learning technology to provide forest stakeholders with precision data and analyses for carbon capture estimation, timber value estimation, deforestation monitoring, advanced growth forecasting, and forest management
- Selected Ascent AeroSystems' Spirit UAS as an airborne platform in an effort to improve data collection processes in remote locations and austere environments


High-resolution LiDAR generated point cloud of a forest



Exyn develops solutions to enable autonomous flight for aerial systems in complex, GPS-denied environments:

- Generates precise 3D maps to quickly assess dangerous environments
- Exyn's solution will enable flexible deployment of a Spirit UAV that can intelligently navigate and dynamically adapt to complex environments in real-time
- Broad industry applications including Defense, Public Safety, and Industrial markets



Indoor point cloud generated by an Exyn-equipped Spirit

Business Model

Systems, services & more



Ascent AeroSystems has been generating revenue in three primary business areas:

Hardware: We offer complete, ready-to-fly systems like the Spirit for purchase to support mission-critical operators in the public safety, industrial and defense markets. Because our coaxials are inherently rugged, we offer a subscription service that includes a damage-exchange option. As described in the Customer section above, we also sell airframes as a high performance, all-weather alternative platforms that manufacturers can use to replace existing fixed-wing and conventional multirotor systems. We have previously delivered smaller and larger models, and our product roadmap includes a variety of vehicle sizes.

Services: Ascent AeroSystems offers custom development and engineering support services to support customers who need to adapt our technology to meet the demands of their specific mission objectives. These services are usually through firm-fixed-price contracts or "time & material" arrangements.



CIVIL MARKET
SYSTEM INTEGRATORS
UAV OPERATORS
DATA CONSUMERS
Turn-key systems
Data & services
ASCENT AEROSYSTEMS
Retail systems & custom services

DEFENSE MARKET
SYSTEM INTEGRATORS
DEVELOPMENT AGENCIES
OPERATORS
PROGRAM OF RECORD
Turn-key system
Spares & Support
ASCENT AEROSYSTEMS
SIBRs, etc.
Retail systems, custom services, licensing
Production hardware

Licensing: Certain uses of our technology are best suited for development by highly specialized system integrators. We are generating revenue from existing agreements, some of which are exclusive, that include provisions for Ascent AeroSystems to be paid license fees and royalties.

Market

With a $200B+ TAM, drones are more than just a market

Whether operated in defense, public safety or other industrial settings, drones are useful for two purposes:

MATERIAL TRANSPORT DATA COLLECTION





For moving things from A to B,
bigger drones are better. For collecting data,
smaller drones are better.

While some big names are focused on **material transport**, Ascent AeroSystems' coaxials are ideally suited for **data collection**. We believe that the need to observe, inspect, sample and document our world more often, more quickly, more economically and more safely will grow dramatically over the coming years, and that the market opportunity for data collection far exceeds that for material delivery.



From a relatively small base today, the total addressable market globally for civil and military drone hardware has been estimated to be **$108B and $95B respectively over the next decade**. Narrowing the focus to small UAVs, our analysis of the FAA's recent market forecast suggests that between 600,000 and 1.4 million units will be required over the next ten years to meet the growing demand for enterprise-grade systems in the United States alone.

The Future

To be economically viable at scale, future enterprise operations are likely to be highly automated, and we believe that **coaxials are a better platform for automation.** The coaxial's simple cylindrical shape makes it easier to launch, recover and reset without human intervention. Unlocking even more applications, Ascent's cylindrical coaxials have been successfully launched from stationary **and moving** platforms on the ground, on the water, and in the air. Try *that* with a quadcopter!

Competition

Disrupting the drone disruption...

Coaxials have been used on full-scale rotorcraft for decades, and they're the standard for many basic helicopter toys. But while designing one to maintain hovering flight is relatively straightforward, it takes an entirely new approach to achieve the kind of speed

and agility possible with Ascent AeroSystems' coaxials.

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With more than seven years of development the company has a **portfolio of intellectual property that includes an issued patent and pending applications** in the United States and other jurisdictions, as well as trade secrets. We are not aware of any other commercial source for multipurpose coaxial drones.

We currently compete against a wide range of other drone manufacturers, including DJI, a Chinese-based company that dominates most civil drone markets worldwide. Here in the United States, cybersecurity concerns and trade politics strongly favor domestic manufacturers like us. We expect this trend to continue.

The U.S. defense market for small UAVs is currently dominated by AeroVironment. Companies including Lockheed Martin, FLIR, Skydio, Teal, Vantage, Parrot and others are moving to take advantage of government efforts to upgrade existing operational capabilities and support American manufacturers.


CONSUMER
ENTERPRISE
GOVERNMENT & DEFENSE
Skydio
Parrot
ASCENT
FLIR
AeroVironment
SPIRIT
Conventional multirotor performance limit
Utility & Performance
FLIR SkyRanger R70
Others:
• Altivan
• Teal
• Vantage
• Yuneec
DJI Matrice M200 Series
Lockheed Indago
AVAV Switchblade
DJI Mavic Pro Enterprise
Parrot Anafi
AVAV Raven
FLIR Black Hornet
Skydio X2-D
$5K
Unit Cost
$50K+

But when operations move beyond "proof of concept" and must operate in a real-world environment, we believe **only the coaxial can provide the combination of size, durability, performance and utility needed** to dependably support operations at scale.

Vision

Delivering the most reliable and productive airborne platforms

We believe Ascent AeroSystems' coaxial technology is the key to unlocking the commercial and public safety drone markets. We intend to deliver the most reliable, most productive airborne platforms to drone operators and system integrators, regardless of their market focus. With your investment, Ascent AeroSystems will work to change the future of drone technology.



Investors

Growth to date funded mostly by operations

Since its founding, Ascent AeroSystems has been highly disciplined, laser-focused, hyper-lean and capital efficient. After raising approximately **$400K on Kickstarter in 2015** and successfully shipping commitments to backers, the company **raised $600K in 2017** and **otherwise has been funded by our business operations**.

Aside from the founders, major stakeholders on our cap table include CenterState CEO GeniusNY Accelerator ($600K for 5% warrant), DreamIt Ventures ($250K convertible note for in-kind services, no cash received), as well as stock options held by advisors and employees. We're currently raising additional funds to support company growth, especially R&D, marketing and business development and other corporate operations.

Founders

Leading industry experts, demonstrated grit, ready to scale

What happens when a couple of rocket scientists, a tech genius, and brilliant, hardworking engineers work together?





**Jon Meringer
CTO**
BS/Aeronautical Engineering
(Syracuse). Lead architect for all Ascent
AeroSystems technologies. Former Senior
Design & Integration Engineer, Orbital
Services

**Nathaniel Meringer
Chief Engineer**
BS/Aeronautical Engineering
(Syracuse). Responsible for designing all
Ascent AeroSystems hardware. Former
Senior Design & Integration Engineer, Orbital
Services





**Peter Fuchs
CEO**
25+ year career with leadership experience in
corporate finance, strategy, product
development, management consulting and
aircraft flight operations. BA (Purdue) MBA
(Yale)

**Gur Kimchi
Tech Fellow & Board Member**
Cofounder & Former VP Amazon Prime Air.
Led Amazon's delivery drone development
program from clean-sheet to certifiable
aircraft and Part 135 operator approval.30
years tech development, 5 startups

Our Values

As we look forward, we believe we're at the beginning of a new technology age in which drones will play a very important role. We
plan to be right in the middle of that ecosystem, developing wide-reaching technologies and assembling them right here in the USA.
 We're grateful for all the support we've had along the way, and we're looking forward to all the positive impact we have yet to make.

Team

	Paul Fermo	VP - Business Development	MBA (MIT Sloan), BCG, Navy F-18 pilot, Senior DoD staff positions, Presidential Leadership Scholar.
	Mark Spadafora	Director of Engineering	Bachelor's in Mechanical (MIT), Master's in Mechanical (Tufts), Engineering Management, MIT Lacrosse Coach
	Vanessa Blakeley	Director of Operations	Master's in Executive Leadership & Administration (Boston College), Leadership Positions in UAM & GA, Private Pilot, Philanthropic Entrepreneur.
	Caleb Kissel	Engineer	
	AG Gregory	Engineer	
	Matt Cohan	Senior Engineer	
	Christie Bielmeier	Principal Engineer	
	Ronnie Dewberry	Engineer	
	Adilson Dos Anjos	UAV Technician	

Perks

$250	Your name will be listed on our website's "Thank you" page
$1,500	Honorary mention on our website's "Thank you" page with your name and social handle.
$10,000	Spotlight mention on our website with your name, social handle and a photo of your choice.
$25,000	Spotlight mention website's "Thank you" page with your name, social handle and a photo of your choice 30-minute Zoom meeting with founders
$50,000	Spotlight mention website's "Thank you" page with your name, social handle and a photo of your choice Tour of our Massachusetts HQ, meeting with founders and members of the senior team, flight demonstration including Spirit stick time! (COVID dependent, travel expenses not included)

FAQ

How do I earn a return?	We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.
How do you plan to use the funds?	Research and development, marketing and business development and other corporate operations.

EXHIBIT C

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Ascent AeroSystems Inc.

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2021

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2021 Crowd SAFE holders, "**Investors**") of $[________] (the "**Purchase Amount**") on or about March __, 2021, Ascent AeroSystems Inc., a Delaware corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Valuation Cap**" is $50,000,000.

See Section 2 for certain additional defined terms.

1. ***Events***

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company), as applicable, sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(ii) If the Company elects to continue the term of this Crowd SAFE past the First

Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(iii)   If the Investor fails to complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of this Crowd SAFE, as contemplated in this Section 1(a), within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of the closing of the First Equity Financing, or Subsequent Equity Financing, as applicable, and of the Company's decision to convert this Crowd Safe to shares of the applicable CF Shadow Series, then the Investor shall only be eligible to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below), and the Company shall keep a record of the cash payment that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws. If there are not enough funds to pay the Investor and holders of other Crowd SAFEs that failed to act as required herein (collectively, the "**Cash-Default Investors**") in full, then all of the Company's available funds will be allocated with equal priority and pro rata among the Cash-Default Investors to claim in proportion to their Purchase Amounts.

(b)   **Liquidity Event**.

(i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive) either to (1) receive a cash payment equal to the Purchase Amount (subject to the Section 1(b)(iii)) or (2) receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price.

(ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive) either to (1) receive a cash payment equal to the Purchase Amount (subject to Section 1(b)(iii)) or (2) receive from the Company a number of shares of the most recently issued Capital Stock (whether Preferred Stock or another class issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

(iii)   If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts. In connection with this Section 1(b), the Purchase Amount (subject to the preceding sentence) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

(iv)   Notwithstanding Sections 1(b)(i)(2) or Section 1(b)(ii)(2), if the Company's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Company's board of directors.

(v)   If the Investor fails to (i) complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of this Crowd SAFE or (ii) notify Company of its selection to receive the cash payment or shares of either Common Stock or the most recently issued Capital Stock, as applicable, as contemplated in this Section 1(b), within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of such Liquidity Event, then the Investor shall only be eligible to receive the cash payment option, and the Company shall keep a record of the cash payment contemplated in Section 1(b) that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws.

(c)   **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d)   **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares, whether in Capital Stock or in the CF Shadow Series, to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**CF Shadow Series**" shall mean a series of Capital Stock that is identical in all respects to the shares of Capital Stock (whether Preferred Stock or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

(i)   CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company;

(ii)   Each of the CF Shadow Series shareholders shall enter into a proxy agreement, in the form of Exhibit A attached hereto, appointing the Intermediary as its irrevocable proxy with respect to any matter to which CF Shadow Series shareholders are entitled to vote by law. Entering into such proxy agreement is a condition of receiving CF Shadow Shares and such agreement provides that the Intermediary will vote with the majority of the holders of the relevant class of the Company's Capital Stock on any matters to which the proxy agreement applies; and

(iii)   CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of

1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, par value $0.00001 per share, of the Company.

"**Conversion Price**" means either: (i) the SAFE Price or (ii) the the price per share of Capital Stock sold in an Equity Financing, whichever calculation results in a greater number of shares of Capital Stock.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**First Equity Financing Price**" shall mean (x) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than <u>or</u> equal to the Valuation Cap, the lowest price per share of the Equity Securities sold in the First Equity Financing or (y) if the pre-money valuation of the Company immediately prior to the First Equity Financing is greater than the Valuation Cap, the SAFE Price.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**Initial Public Offering**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; or (B) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company;

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; and (iii) convertible promissory notes.

"**Liquidity Event**" means a Change of Control or an Initial Public Offering.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's Initial Public Offering, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. *Company Representations*

(a)   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e)   The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)   The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

(h)   The Company is (i) not required to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**"), (ii) not an investment company as defined in section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by section 3(b) or section 3(c) of such Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under §4(a)(6) due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

4.   *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription and the purchase of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Crowd SAFE; (ii) the execution, delivery and performance by the Investor of this Crowd SAFE is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance this Crowd SAFE does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k)   The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l)   The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the Initial Public Offering and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the Initial Public Offering are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the Initial Public Offering that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

> THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)	The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(b)	Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(c)	Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d)	The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(e)	Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(f)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g)   All securities issued under this instrument may be issued in whole or fractional parts, in the Company's sole discretion.

(h)   All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(i)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Boston, Massachusetts. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(j)   The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(l)   Except for shorter periods that may be specified by this Crowd SAFE, the Investor agrees any action contemplated by this Crowd SAFE and requested by the Company must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor.

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

ASCENT AEROSYSTEMS INC.

By: _____
Name: Jan Peter Fuchs
Title: President, Chief Executive Officer & Treasurer
Address: 100 Research Drive, Wilmington, Massachusetts 01887
Email: corporate@ascentaerosystems.com

INVESTOR:

By: _____
Name:

Exhibit A – CF Shadow Share Proxy

Irrevocable Proxy

Reference is hereby made to a certain Crowdfunding Simple Agreement for Future Equity (the "*Crowd SAFE*") dated [Date of Crowd SAFE] between Ascent AeroSystems Inc., a Delaware corporation (the "*Company*") and [Investor Name] ("*Stockholder")*. Capitalized terms used but not defined herein have the respective meanings given to them in the Crowd SAFE. In connection with a conversion of Stockholder's investment in the Crowd SAFE into Capital Stock of a CF Shadow Series (as defined in the Crowd SAFE) pursuant to the Crowd SAFE, the Stockholder and OpenDeal Portal LLC (the "*Intermediary*") as another holder of Capital Stock of a CF Shadow Series hereby agree as follows:

1) **Grant of Irrevocable Proxy**.

   a) With respect to all of the shares of Capital Stock of CF Shadow Series owned by the Stockholder as of the date of this Irrevocable Proxy or any subsequent date (the "*Shares*"), Stockholder hereby grants to Intermediary an irrevocable proxy under Section 212 of the Delaware General Corporation Law to vote the Shares in any manner that the Intermediary may determine in its sole and absolute discretion. For the avoidance of doubt, the Intermediary, as the holder of the irrevocable proxy (rather than the Stockholder) will vote the Shares with respect to all shareholder meetings and other actions (including actions by written consent in lieu of a meeting) on which holders of Shares may be entitled to vote. The Intermediary hereby agrees to vote all Shares consistently with the majority of the shares on which the CF Shadow Series is based. This proxy revokes any other proxy granted by the Stockholder at any time with respect to the Shares.
   b) The Intermediary shall have no duty, liability or obligation whatsoever to the Stockholder arising out of the Intermediary's exercise of the this irrevocable proxy. The Stockholder expressly acknowledges and agrees that (i) the Stockholder will not impede the exercise of the Intermediary's rights under this irrevocable proxy and (ii) the Stockholder waives and relinquishes any claim, right or action the Stockholder might have, as a stockholder of the Company or otherwise, against the Intermediary or any of its affiliates or agents (including any directors, officers, managers, members, and employees) in connection with any exercise of the irrevocable proxy granted hereunder.
   c) This irrevocable proxy shall expire as to those Shares on the earlier of (i) the date that such Shares are converted into Common Stock of the Company or (ii) the date that such Shares are converted to cash or a cash equivalent, but shall continue as to any Shares not so converted.

2) **Legend**. The Stockholder agrees to permit an appropriate legend on certificates evidencing the Shares or any transfer books or related documentation of ownership reflecting the grant of the irrevocable proxy contained in the foregoing Section 1.

3) **Representations and Warranties**. The Stockholder represents and warrants to the Intermediary as follows:

   a) The Stockholder has the all necessary rights, power and authority to execute, deliver and perform his obligations under this Irrevocable Proxy. This Irrevocable Proxy has been duly executed and delivered by the Stockholder and constitutes such Stockholder's legal and valid obligation enforceable against the Stockholder in accordance with its terms.

b) The Stockholder is the record owner of the Shares listed under the name on this Appendix A and the Stockholder has plenary voting and dispositive power with respect to such Shares; the Stockholder owns no other shares of the capital stock of the Company; there are no proxies, voting trusts or other agreements or understandings to which such Stockholder is a party or bound by and which expressly require that any of the Shares be voted in any specific manner other than pursuant to this irrevocable proxy; and the Stockholder has not entered into any agreement or arrangement inconsistent with this Irrevocable Proxy.

4) **Equitable Remedies**. The Stockholder acknowledges that irreparable damage would result if this Irrevocable Proxy is not specifically enforced and that, therefore, the rights and obligations of the Intermediary may be enforced by a decree of specific performance issued by arbitration pursuant to the Crowd SAFE, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, not be exclusive and shall be in addition to any other remedies that the Intermediary may otherwise have available.

5) **Defined Terms.** All terms defined in this Irrevocable Proxy shall have the meaning defined herein. All other terms will be interpreted in accordance with the Crowd SAFE.

6) **Amendment**. Any provision of this instrument may be amended, waived or modified only upon the written consent of the (i) the Stockholder and (ii) the Intermediary.

7) **Assignment**.

a) In the event the Stockholder wishes to transfer, sell, hypothecate or otherwise assign any Shares, the Stockholder hereby agrees to require, as a condition of such action, that the counterparty or counterparties thereto must enter into a proxy agreement with the Intermediary substantially identical to this Irrevocable Proxy.
b) The Intermediary may transfer its rights as holder under this instrument after giving prior written notice to the Stockholder.

8) **Severability**. In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR: **INTERMEDIARY:**

By: By:
Name: Name: Authorized Signatory, OpenDeal Portal
                                                 LLC d/b/a Republic
Date   Date

EXHIBIT D

Video Transcript

Unmanned aerial vehicles are becoming a vital component of defense, public safety and industrial operations. To operate in any environment, UAVs must be compact, rugged, and versatile so operators can fly what they need, where they need, when they need. Spirit is a compact, high-performance aerial platform from Ascent AeroSystems designed and built in the USA.

Built with proven coaxial propulsion technology, Spirit delivers dependable, uncompromising performance, with a modular, all-weather design. With nearly ten pounds available for batteries and payloads, Spirit sets the new standard for performance. The highly streamlined airframe has a top speed of well over 60 miles per hour and can operate in extreme winds that would ground other UAVs. Spirit's rugged airframe is protected against contamination so it can operate in any weather, even heavy rain, sleet, snow and sand.

Spirit's coaxial design packs small and light for unparalleled portability. Setup is quick and easy, allowing for takeoff from any type of terrain. Two identical attach points allow plug-and-play modules to be quickly configured for any mission. Add additional batteries for longer flight times, or swap payload modules including EO/IR and thermal cameras, LiDar, communications relays, even containers that enable precision delivery of critical materials.

From frontline soldiers to first responders and industrial professionals, optimize your aerial operations with Spirit; the compact, versatile, unmanned aerial solution from Ascent AeroSystems.

EXHIBIT E

Written Communication in accordance with Rule 206 of the Securities Act

Peter Fuchs

From: Audrey Dawson <audrey@guinnpartners.com>
Sent: Monday, March 22, 2021 6:43 PM
To: Peter Fuchs
Subject: Fwd: [Test] Something BIG is happening

Latest round after call

---------- Forwarded message ---------
From: **Ascent AeroSystems** <contact@ascentaerosystems.com>
Date: Mon, Mar 22, 2021 at 5:41 PM
Subject: [Test] Something BIG is happening
To: << Test First Name >> <audrey@guinnpartners.com>


ASCENT
AEROSYSTEMS

Hi << Test First Name >>,

You might know that Ascent AeroSystems began as a successful Kickstarter campaign in 2015. With the support of hundreds of backers, we developed and delivered the Sprite. Last year we began shipping our third-generation Spirit, which includes all of the improvements in design and performance gained over the last 7 years.

If you've been following us since the beginning, you know we've been laser-focused, hyper-lean and capital efficient. After years of discipline and determination, we've delivered enough systems to be confident that our coaxial technology can become the key to unlocking the commercial and public safety operations at scale. The Spirit is making many people rethink their definition of a small UAV, and yet it's just the beginning. We have big plans.

Taking advantage of recent changes to SEC regulations, we are excited to announce that you can be part of our growth as we raise new capital. Join us and become a part of the next chapter of our story.

Visit Our Republic Page

Sincerely,

The Ascent AeroSystems Team



ASCENT AEROSYSTEMS www.AscentAeroSystems.com

With regard to communications by an issuer on the Site to gauge interest in a potential securities offering pursuant to the Regulation CF exemption from the registration requirements of the Securities Act, including opportunities to "reserve" securities as indications of interest in the potential offering, please note that pursuant to Regulation Crowdfunding Rule 206 (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be accepted, (ii) no sales will be made or commitments to purchase accepted until the offering statement is filed and only through a registered intermediary's platform, (iii) any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the qualification date, and (iv) an indication of interest is non-binding and involves no obligation or commitment of any kind.

--
Audrey Dawson
Creative Director & Social Media Strategist
Guinn Partners | 225.341.9949

EXHIBIT F

Offering Page found on Intermediary's Portal during Test the Waters



Company Name	Ascent AeroSystems

Logo	

Headline	Setting the new global standard for mission-critical unmanned aerial systems

Hero Image	

Tags	Drones, B2B, Defence, $1M+ revenue

Pitch text	

Summary

- Unique drone platform designed for operations in real-world conditions
- Hundreds delivered since 2015, now shipping 3rd generation
- Proven product-market fit with delighted customers
- Focused and hyper-lean, growth to date funded mostly by operations
- Led by team of industry experts, raising CF for growth

Problem

Drones can't fly whenever or wherever they're needed

To support real-world commercial, public safety and defense operations, drones need to fly anytime, anywhere.

Today, they can't.


Can't fly in rain
50-75% of days are restricted
Can't fly in wind
20 mph limit for many models
Can't fly WHEN needed
Fragile
Delicate rotors, arms, wings
Big & bulky
Large cases & trucks required
Not available WHERE needed

Consumer models and upgraded "enterprise" versions are great to demonstrate how drones can do things faster, better, cheaper and safer. But when it's time to move beyond carefully controlled pilot programs and operate in the real world, things are different.

In the real world, operators don't have the luxury of choosing when and where to fly. They need a reliable airborne platform compact enough to be easily carried to remote locations and rugged enough **to get the job done** regardless of wind, rain, sand or dust.

Solution

The Ascent AeroSystems Coaxial

Ascent AeroSystems' high performance coaxial UAVs are specifically designed for enterprise operations in harsh environments.



COMPACT **Easier to transport where needed.** *As much as 75% smaller & 50% lighter vs. comparable conventional multirotors.* **RUGGED** **Withstand harsh environments and weather.** *Simpler structure is inherently stronger and easier to seal & protect.* **EFFICIENT** **Fly faster, farther, longer,** *and* **carry more.** *Up to 2x faster, 4x farther, 40% longer, 2x more payload.* **VERSATILE** **Highly modular design:** *Cylindrical form makes storage, launch, recovery and reconfiguration easier from stationary and moving platforms.*

With a simple cylindrical configuration that reduces the airframe structure to an absolute minimum, Ascent's **MADE IN THE USA** coaxial drones are simply a better platform for mission-critical applications.

Product

Spirit: The ultimate aerial utility vehicle

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Ascent AeroSystems' third generation, multi-mission Spirit is an aerial utility vehicle with the rugged flexibility of a Humvee, the efficiency of a Prius, and the performance of a Ferrari.

- Rugged airframe is protected against contamination so **it can operate reliably in nearly any type of weather,** even heavy rain, sleet, snow, dust and sand.
- With **almost 10 pounds available for batteries and payloads**, The Spirit sets the new standard for performance in its weight class.
- The highly streamlined airframe has a **top speed of over 60 MPH** and can operate in winds that would ground other UAVs.
- **Setup is quick and easy**, allowing for operations from nearly any type of terrain.
- **Open-source autopilot** allows for access to all critical systems and easy development of custom payloads, and **Spirit can be adapted to use other, third-party ground control systems**.
- **A highly modular design** allows operators to use exactly the sensors and batteries needed for the mission. Available development kit makes custom payloads easy.
- All Spirits **are assembled in the USA**, and "US only" editions are available

Learn much more on our website here.

Traction

Focused, disciplined growth

Ascent AeroSystems began as a successful Kickstarter campaign in 2015. After delivering the final campaign Sprite in 2018, the company exited the consumer segment to focus on mission-critical applications in the defense, public safety and industrial markets. Since its founding, Ascent AeroSystems has been laser-focused, highly disciplined, hyper-lean and capital efficient. **Revenue was up**

to approximately $2.5M in 2020, and the company has shown a cumulative profit over the 2019-2020 period. With very little spent on marketing since 2015, brand awareness remains limited and represents significant untapped potential.

Now shipping its third generation Spirit system, the company has found solid product-market fit in the defense segment and is now beginning to expand into public safety and industrial markets.



Customers

Enthusiastic support across defense, public safety and industrial markets

Ascent AeroSystems has two types of customers, *drone operators* and *system integrators*. (Sometimes a customer is both). While most prefer to remain confidential, current customers include the US Army, Navy and Air Force, advanced technology development agencies, public safety organizations, international defense organizations, as well as large and small businesses.

Customer Comments

- "Unlike anything else available…"

- "I can't believe it flies at all, much less as well as it does."

- "Unlike other systems we've evaluated, the Spirit met all performance parameters out of the box."

- "Simply amazing."

- "Our team has seen and tried everything, and they've never been this excited about a UAV."

- "It's as if you have been sitting next to us for the last ten years and designing exactly the platform we needed. We can finally throw away the CAD for our quadcopter and focus on the sensors we're best at."

- "We'll take another."

Customer Type 1: Drone Operators

Compact and easily launched from the ground, air, and sea, Ascent AeroSystems' coaxials can support a diverse range of operations, from frontline soldiers to first responders, public safety and other industrial professionals who don't have the luxury of choosing when or where they fly. To these customers we offer turn-key, ready-to-fly systems with a variety of camera and controller options.

INDUSTRIAL



- Survey & metric data
- Inspection & security
- Research & environmental
- Temporary network node
- Urgent payload transport

PUBLIC SAFETY



- First Responder
- Search & Rescue

- EMS/Disaster Response

- Rural Firefighting

- Law Enforcement

DEFENSE



- Situational awareness (ISR)

- Communication relay

- Biological/Radiation detection

Customer Type 2: System Integrators

As adoption increases in defense, public safety and industrial markets, new applications for drone technology are being discovered. New payloads and new services being introduced at an incredible rate.

The companies that develop these new airborne sensor systems and the organizations that operate them both need a reliable UAV that will allow flights to continue regardless of the conditions or the weather. Rather than using commercial-off-the-shelf multirotors with marginal performance or investing in the development of a custom design of their own, these organizations can use coaxials made by Ascent AeroSystems.

Putting Ascent's coaxials to work: Customer examples



- Major US defense contractor & system integrator. Click here for recent news

"Ascent's strengths run deeper than their technologies. Their commitment to product support is truly impressive. The people on their team have proven that they have both the expertise and the personal commitment needed to make our projects successful."

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Simulated mission concept



Building the Future of Forestry

- Treeswift is developing a next-generation forest monitoring system using state-of-the-art robotic and machine learning technology to provide forest stakeholders with precision data and analyses for carbon capture estimation, timber value estimation, deforestation monitoring, advanced growth forecasting, and forest management
- Selected Ascent AeroSystems' Spirit UAS as an airborne platform in an effort to improve data collection processes in remote locations and austere environments



High-resolution LiDAR

generated point cloud of a forest



Exyn develops solutions to enable autonomous flight for aerial systems in complex, GPS-denied environments:

- Generates precise 3D maps to quickly assess dangerous environments
- Exyn's solution will enable flexible deployment of a Spirit UAV that can intelligently navigate and dynamically adapt to complex environments in real-time
- Broad industry applications including Defense, Public Safety, and Industrial markets



Indoor point cloud generated by an Exyn-equipped Spirit

Business Model

Systems, services & more



Ascent AeroSystems has been generating revenue in three primary business areas:

Hardware: We offer complete, ready-to-fly systems like the Spirit for purchase to support mission-critical operators in the public safety, industrial and defense markets. Because our coaxials are inherently rugged, we offer a subscription service that includes a damage-exchange option. As described in the Customer section above, we also sell airframes as a high performance, all-weather alternative platforms that manufacturers can use to replace existing fixed-wing and conventional multirotor systems. We have previously delivered smaller and larger models, and our product roadmap includes a variety of vehicle sizes.

Services: Ascent AeroSystems offers custom development and engineering support services to support customers who need to adapt our technology to meet the demands of their specific mission objectives. These services are usually through firm-fixed-price contracts or "time & material" arrangements.


CIVIL MARKET
SYSTEM INTEGRATORS
UAV OPERATORS
DATA CONSUMERS
Turn-key systems
Data & services
ASCENT AEROSYSTEMS
Retail systems & custom services
DEFENSE MARKET
SYSTEM INTEGRATORS
DEVELOPMENT AGENCIES
OPERATORS
PROGRAM OF RECORD
Turn-key system
Spares & Support
ASCENT AEROSYSTEMS
SIBRs, etc.
Retail systems, custom services, licensing
Production hardware

Licensing: Certain uses of our technology are best suited for development by highly specialized system integrators. We are generating revenue from existing agreements, some of which are exclusive, that include provisions for Ascent AeroSystems to be paid license fees and royalties.

Market

With a $200B+ TAM, drones are more than just a market

Whether operated in defense, public safety or other industrial settings, drones are useful for two purposes:

MATERIAL TRANSPORT DATA COLLECTION





For moving things from A to B,
bigger drones are better. For collecting data,
smaller drones are better.

While some big names are focused on **material transport**, Ascent AeroSystems' coaxials are ideally suited for **data collection**. We believe that the need to observe, inspect, sample and document our world more often, more quickly, more economically and more safely will grow dramatically over the coming years, and that the market opportunity for data collection far exceeds that for material delivery.



From a relatively small base today, the total addressable market globally for civil and military drone hardware has been estimated to be **$108B and $95B respectively over the next decade**. Narrowing the focus to small UAVs, our analysis of the FAA's recent market forecast suggests that between 600,000 and 1.4 million units will be required over the next ten years to meet the growing demand for enterprise-grade systems in the United States alone.

The Future

To be economically viable at scale, future enterprise operations are likely to be highly automated, and we believe that **coaxials are a better platform for automation.** The coaxial's simple cylindrical shape makes it easier to launch, recover and reset without human intervention. Unlocking even more applications, Ascent's cylindrical coaxials have been successfully launched from stationary **and moving** platforms on the ground, on the water, and in the air. Try *that* with a quadcopter!

Competition

Disrupting the drone disruption...

Coaxials have been used on full-scale rotorcraft for decades, and they're the standard for many basic helicopter toys. But while designing one to maintain hovering flight is relatively straightforward, it takes an entirely new approach to achieve the kind of speed and agility possible with Ascent AeroSystems' coaxials.

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With more than seven years of development the company has a **portfolio of intellectual property that includes an issued patent and pending applications** in the United States and other jurisdictions, as well as trade secrets. We are not aware of any other commercial source for multipurpose coaxial drones.

We currently compete against a wide range of other drone manufacturers, including DJI, a Chinese-based company that dominates most civil drone markets worldwide. Here in the United States, cybersecurity concerns and trade politics strongly favor domestic manufacturers like us. We expect this trend to continue.

The U.S. defense market for small UAVs is currently dominated by AeroVironment. Companies including Lockheed Martin, FLIR, Skydio, Teal, Vantage, Parrot and others are moving to take advantage of government efforts to upgrade existing operational capabilities and support American manufacturers.


CONSUMER
ENTERPRISE
GOVERNMENT & DEFENSE
dji
Skydio
Parrot
ASCENT
LOCKHEED MARTIN
FLIR
AeroVironment
SPIRIT
Conventional multirotor performance limit
Utility & Performance
Others:
• Altivan
• Teal
• Vantage
• Yuneec
DJI Mavic Pro Enterprise
Parrot Anafi
DJI Matrice M200 Series
Skydio X2-D
FLIR SkyRanger R70
Lockheed Indago
AVAV Switchblade
AVAV Raven
FLIR Black Hornet
$5K
Unit Cost
$50K+

But when operations move beyond “proof of concept” and must operate in a real-world environment, we believe **only the coaxial can provide the combination of size, durability, performance and utility needed** to dependably support operations at scale.

Vision

Delivering the most reliable and productive airborne platforms

We believe Ascent AeroSystems' coaxial technology is the key to unlocking the commercial and public safety drone markets. We intend to deliver the most reliable, most productive airborne platforms to drone operators and system integrators, regardless of their market focus. With your investment, Ascent AeroSystems will work to change the future of drone technology.



Investors

Growth to date funded mostly by operations

Since its founding, Ascent AeroSystems has been highly disciplined, laser-focused, hyper-lean and capital efficient. After raising approximately **$400K on Kickstarter in 2015** and successfully shipping commitments to backers, the company **raised $600K in 2017** and **otherwise has been funded by our business operations**.

Aside from the founders, major stakeholders on our cap table include CenterState CEO GeniusNY Accelerator ($600K for 5% warrant), DreamIt Ventures ($250K convertible note for in-kind services, no cash received), as well as stock options held by advisors and employees. We're currently raising additional funds to support company growth, especially R&D, marketing and business development and other corporate operations.

Founders

Leading industry experts, demonstrated grit, ready to scale

What happens when a couple of rocket scientists, a tech genius, and brilliant, hardworking engineers work together?





Jon Meringer
CTO
BS/Aeronautical Engineering
(Syracuse). Lead architect for all Ascent
AeroSystems technologies. Former Senior
Design & Integration Engineer, Orbital
Services

Nathaniel Meringer
Chief Engineer
BS/Aeronautical Engineering
(Syracuse). Responsible for designing all
Ascent AeroSystems hardware. Former
Senior Design & Integration Engineer, Orbital
Services





Peter Fuchs
CEO
25+ year career with leadership experience in
corporate finance, strategy, product
development, management consulting and
aircraft flight operations. BA (Purdue) MBA
(Yale)

Gur Kimchi
Tech Fellow & Board Member
Cofounder & Former VP Amazon Prime Air.
Led Amazon's delivery drone development
program from clean-sheet to certifiable
aircraft and Part 135 operator approval.30
years tech development, 5 startups

Our Values

As we look forward, we believe we're at the beginning of a new technology age in which drones will play a very important role. We
plan to be right in the middle of that ecosystem, developing wide-reaching technologies and assembling them right here in the USA.
 We're grateful for all the support we've had along the way, and we're looking forward to all the positive impact we have yet to make.

Team

	Paul Fermo	VP - Business Development	MBA (MIT Sloan), BCG, Navy F-18 pilot, Senior DoD staff positions, Presidential Leadership Scholar.
	Mark Spadafora	Director of Engineering	Bachelor's in Mechanical (MIT), Master's in Mechanical (Tufts), Engineering Management, MIT Lacrosse Coach
	Vanessa Blakeley	Director of Operations	Master's in Executive Leadership & Administration (Boston College), Leadership Positions in UAM & GA, Private Pilot, Philanthropic Entrepreneur.
	Caleb Kissel	Engineer	
	AG Gregory	Engineer	
	Matt Cohan	Senior Engineer	
	Christie Bielmeier	Principal Engineer	
	Ronnie Dewberry	Engineer	
	Adilson Dos Anjos	UAV Technician	

Perks

$250	Your name will be listed on our website's "Thank you" page
$1,500	Honorary mention on our website's "Thank you" page with your name and social handle.
$10,000	Spotlight mention on our website with your name, social handle and a photo of your choice.
$25,000	Spotlight mention website's "Thank you" page with your name, social handle and a photo of your choice 30-minute Zoom meeting with founders
$50,000	Spotlight mention website's "Thank you" page with your name, social handle and a photo of your choice Tour of our Massachusetts HQ, meeting with founders and members of the senior team, flight demonstration including Spirit stick time! (COVID dependent, travel expenses not included)

FAQ

How do I earn a return?	We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.
How do you plan to use the funds?	Research and development, marketing and business development and other corporate operations.